
07051649


OMEGA Financial Corporation

2006 Annual Report

Selected Financial Data

The selected financial data for the last five years were derived from audited consolidated financial statements of Omega Financial Corporation ("Omega," the "Company" or the "Corporation"), and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto.

Five-Year Financial Summary

	2006	2005	2004	2003	2002
	(In thousands of dollars, except share and per share data)				
BALANCE SHEET INFORMATION at December 31					
Assets	$1,815,818	$1,939,979	$2,082,571	$1,140,166	$1,154,557
Deposits	1,325,763	1,422,530	1,502,082	907,580	919,255
Loans, net	1,135,048	1,199,373	1,312,606	788,144	779,819
Investment securities	303,894	353,355	327,979	240,539	251,508
Short-term borrowings	65,712	90,153	90,259	33,263	41,452
Junior subordinated debentures	56,193	56,692	57,190	—	—
Long-term debt (including ESOP debt)	29,358	38,167	101,771	24,121	19,069
Shareholders' equity	325,211	318,490	315,739	167,439	162,110
Number of shares outstanding—common	12,622,802	12,599,508	12,593,524	8,458,823	8,099,778
Number of shares outstanding—preferred	—	—	—	—	219,781
INCOME STATEMENT INFORMATION Years Ended December 31					
Total interest income	$ 94,787	$ 91,175	$ 62,371	$ 56,783	$ 64,960
Net interest income	61,066	61,670	45,705	43,077	45,637
Provision (credit) for loan losses	3,896	1,202	(300)	350	630
Income before income taxes and discontinued operations	26,447	28,976	22,443	22,011	23,829
Income tax expense	5,702	6,213	5,357	4,826	5,650
Discontinued operations, net of tax	(314)	112	(65)	—	—
Net income	20,431	22,875	17,021	17,185	18,179
PER COMMON SHARE DATA					
Basic earnings per share					
Continuing operations	1.65	1.81	1.80	2.07	2.17
Discontinued operations	(0.02)	0.01	(0.01)	—	—
Net income[1]	1.62	1.82	1.79	2.07	2.17
Diluted earnings per share					
Continuing operations	1.65	1.80	1.79	2.01	2.10
Discontinued operations	(0.02)	0.01	(0.01)	—	—
Net income[1]	1.62	1.81	1.78	2.01	2.10
Cash dividends—common	1.24	1.24	1.20	1.17	1.13
Book value—common	25.76	25.28	25.07	19.79	19.63
Book value—tangible	12.61	11.76	11.28	19.79	19.63
FINANCIAL RATIOS based on net income					
Return on average tangible equity	13.22%	15.33%	11.84%	10.32%	11.32%
Return on average common equity	6.32	7.13	8.89	10.32	11.32
Return on average tangible assets	1.18	1.25	1.26	1.50	1.58
Return on average assets	1.08	1.15	1.24	1.50	1.58
Dividend payout—common	76.59	68.30	66.91	55.76	50.76
Average equity to average assets	17.07	16.06	13.97	14.53	13.96

[1] Totals may not sum due to rounding

FORWARD-LOOKING STATEMENTS

The information contained in this Annual Report contains forward-looking statements (as this term is defined in the Securities Exchange Act of 1934 and the regulations thereunder), including without limitation, statements as to the future loan and deposit volumes, the allowance and provision for possible loan losses, future interest rates and their effect on Omega's financial condition or results of operations, the classification of Omega's investment portfolio and other statements which are not historical facts or as to trends or management's intentions, plans, beliefs, expectations or opinions. Such forward-looking statements are subject to risks and uncertainties and may be affected by various factors which may cause actual results to differ materially from those in the forward-looking statements including without limitation, the effect of economic conditions and related uncertainties, the effect of interest rates on the Corporation, federal and state government regulation and competition. Certain of these risks, uncertainties and other factors are discussed in this Annual Report or in Omega's Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which may be obtained from Omega upon request and without charge (except for the exhibits thereto). You should not place undue reliance on the Company's forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company undertakes no obligation to update or revise any forward-looking statement.

COMPANY OVERVIEW

This discussion concerns Omega and the consolidated results of its subsidiaries, Omega Bank, Central Pennsylvania Investment Company ("CPI") and its subsidiary Omega Insurance Agency ("OIA"), Central Pennsylvania Life Insurance Company ("CPLI"), Mid Penn Insurance Associates, Inc. ("Mid Penn") and Central Pennsylvania Leasing, Inc. As of December 31, 2006, Omega Bank has one principal subsidiary, Bank Capital Services Corporation. On September 15, 2006, Omega completed the sale of Omega Bank's subsidiary, Sentry Trust Company. The purpose of this discussion is to focus on information concerning Omega's financial condition and results of operations that is not readily apparent from the consolidated financial statements. In order to obtain a clear understanding of this discussion, the reader should refer to the consolidated financial statements, the notes thereto and other financial information presented in this Annual Report.

Nature of Operations

Omega is a financial holding company that provides financial services primarily in central and northeastern Pennsylvania. Consisting of one bank and four active non-bank subsidiaries, Omega provides retail and commercial banking services through 64 offices in Bedford, Blair, Cameron, Centre, Clinton, Huntingdon, Juniata, Luzerne, Lycoming, Mifflin, Snyder, Union, and Northumberland counties.

Omega Bank offers a full range of consumer and commercial services. Consumer services include Internet and telephone banking, an automated teller machine network, personal checking accounts, interest-earning checking accounts, savings accounts, health savings accounts, insured money market accounts, debit cards, investment certificates, fixed and variable rate certificates of deposit, club accounts, secured and unsecured installment loans, construction and mortgage loans, safe deposit facilities, credit lines with overdraft checking protection, Home Equity VISA card, IRA accounts and student loans. Commercial banking services include commercial lending, small and high-volume business checking accounts, on-line account management services, ACH origination, payroll direct deposit, commercial cash management services and repurchase agreements. Omega Bank also provides a variety of trust and asset management services. Through Omega's subsidiaries OIA and Mid Penn insurance agencies, a full complement of auto, home and business insurance as well as term life insurance is available. Omega offers annuities, mutual funds, stock and bond brokerage services, long-term care insurance and sophisticated life products through an arrangement with a broker-dealer and insurance brokers. Management believes the Corporation has a relatively stable deposit base with no major seasonal depositor or group of depositors. Most of the Corporation's commercial customers are small and mid-sized businesses in central and northeastern Pennsylvania.

Economic and Industry-Wide Factors Relevant to Omega

As a financial services organization, Omega's core business is heavily influenced by the movement of interest rates. Lending and investing is done daily, using funding from deposits and borrowings, resulting in net interest income, the most significant portion of operating results. The Corporation continually projects the effects of changes in interest rates through asset/liability management, product pricing and review and analysis of competition.

General economic conditions are relevant to Omega's business. In addition, economic factors impact the customers' need for financing, thus affecting loan growth. Additionally, changes in the economy can directly impact the credit strength of existing and potential borrowers.

Focus of Management

Management is committed to achieving long-term stability and measures its success by five key elements.

Customer Relationships—Omega strives to maximize customer satisfaction. We are sensitive to the broad array of financial alternatives available to our customers from both local and global competition. We are committed to fostering a complete customer relationship and plan to continue to provide for the financial needs in future generations as in the past.

Shareholder Satisfaction—Omega believes our investors are entitled to a fair return on their investment through both stock value appreciation and dividend returns. We intend to continue to protect their investment through long-term stability of our balance sheet and earnings.

Balance Sheet Stability—By maintaining a disciplined approach, we have built a solid balance sheet. In spite of intense competition, we maintain stringent credit standards. We believe we consistently pay fair market rates on all deposits, minimizing funding and balance sheet volatility. We also believe we have invested wisely, in compliance with self-imposed standards, minimizing the risk of asset impairment.

Operating Results—Management of Omega is profitability focused. Through close monitoring of expenses, identification of opportunities to increase fee income and sound balance sheet management, we strive to deliver to shareholders a fair return on their investment.

Commitment to the Community—We are active corporate citizens of the communities we serve. Although the world of banking is ever-changing and in some cases does not even require a physical building, we believe that our community banking philosophy is still valid. Despite technological advances, banking is still a personal business. We believe that our customers shop for services and value a relationship with an institution involved in the same community, with the same interests in its prosperity. We have a foundation and a history in each of the communities we serve. Our employees live there; we encourage and support community involvement.

Omega's Opportunities

We seek to continually enhance our customer delivery system, both through technology and physical facilities. We have short-term and long-term plans to revitalize many existing branch locations through remodeling for efficiencies or relocation for improved access and customer convenience. In 2006, we sold three of our branch offices that were located outside of our customer market, to increase our focus on the remaining branches within our defined markets. We continually examine opportunities to upgrade technology both to cater to our customers' needs and to increase operational efficiency. In 2006, Omega introduced Remote Deposit Service, which allows business customers to electronically deposit checks, providing for the clearing of checks much more efficiently than with traditional paper checks.

Omega's Challenges

Competition—We continue to experience more, and very intense competition in the marketplace. Increased competition and the resulting pricing pressures have challenged Omega's growth opportunities in our primary market areas. Our competition is not limited to local community institutions or strictly to financial institutions. Our primary market area includes several very prosperous communities, an attractive target for competitors. To meet this challenge, we stay in close contact with our customers, monitoring their satisfaction with our services through professionally conducted surveys, personal visits and networking in the communities that we serve. We strive to meet our customers' expectations and deliver consistent high-quality service.

Regulated Company—Omega is subject to banking regulation as well as regulation by the Securities and Exchange Commission (SEC), and as such, must comply with several laws, including, but not limited to, the USA Patriot Act, Sarbanes-Oxley Act of 2002 and the Bank Secrecy Act. Management follows strong corporate governance practices, including a Disclosure Committee for Financial Reporting and a Code of Ethics for all directors, officers and employees.

Omega has incurred direct and indirect costs associated with compliance with the SEC's filing and reporting requirements imposed on public companies by the Sarbanes-Oxley Act, as well as adherence to new and existing banking regulations. It is unlikely that regulatory demands will be reduced, and management expects that more resources will be dedicated to meet future compliance standards.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Corporation's consolidated financial statements are prepared based upon the application of U.S. generally accepted accounting principles, the most significant of which are described in Note 1—Summary of Significant Accounting Policies. Certain of these policies require numerous estimates and assumptions, and are based upon information available as of the date of the financial statements. As such, over time these estimates and assumptions may prove inaccurate or vary from actual results and may significantly affect the Corporation's reported results and financial position for the period or in future periods. The accounting policy for establishing the allowance for loan losses has a greater reliance on the use of estimates, and as such has a greater possibility of producing results that could be different than originally reported. Changes in underlying factors, assumptions or estimates in the allowance for loan losses could have a material impact on the Corporation's future financial condition and results of operations.

Page 13 of this Annual Report to Shareholders provides management's analysis of the Company's allowance for loan losses and related provision for loan losses expense. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable inherent losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based upon an evaluation of individual credits in the loan portfolio, historical loan loss experience, current economic conditions, and other relevant factors. This determination is inherently subjective, as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses related to loans considered to be impaired is generally evaluated based on the discounted cash flows using the impaired loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

Omega's accounting policy for the determination of goodwill and other intangibles also places significant reliance on the use of estimates. Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but that can be separately distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. It is Omega's policy that goodwill be tested for impairment on at least an annual basis. Management's current analysis indicates that a 19.3% decline in market capitalization would warrant further analysis of the carrying value of goodwill, which could result in an adjustment to its value. Intangible assets with finite lives include core deposits and customer relationship. Intangible assets are subject to impairment testing whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Core deposit and customer relationship intangibles are amortized over a period of time that represents their expected life using a method of amortization that reflects the pattern of economic benefit. Management estimates that consecutive annual declines of more than 9% of the acquired customer base subsequent to December 31, 2006 could result in an impairment of the core deposit intangible and affect Omega's operating results in future years.

Certain amounts in the 2005 financial statements have been reclassified to segregate balances and results associated with discontinued operations and to conform to the 2006 presentation. The reclassification had no impact on net income.

SUMMARY—THE YEAR IN REVIEW

Net income for 2006 was $20.4 million, a 10.7% decrease from 2005 net income of $22.9 million. The following significant factors impacted Omega's financial performance and results of operations during 2006:

Provision for Loan Losses—During 2006, two large commercial relationships required significant reserve allocations totaling $4.8 million in the Allowance for Loan Losses. The circumstances surrounding these two loans were the major cause of the overall increase in the provision for loan losses from $1.2 million in 2005 to $3.9 million in 2006. Both of these borrowers are involved in corporate bankruptcy proceedings. Prior to year-end, we sold our entire interest in one of these loans. We continue to monitor the cash flows and collateral supporting the other loan and are awaiting the final rulings of the bankruptcy court regarding this borrower.

Net Interest Margin—Our net interest margin declined by $0.6 million in 2006 compared to 2005, due primarily to increasing rates on deposits. Additionally, the one large commercial relationship referred to in the preceding section was not accruing interest during a significant portion of 2006, resulting in lost interest earnings of approximately $1.0 million.

Other Income—Identification and delivery of new product offerings resulted in increased other income of $1.0 million in comparison to 2005. The introduction of two new checking account products, coupled with increased service charge levels in other fees, contributed significantly to the increase in service charges on deposit accounts. Additional loan fee income was generated primarily through fees related to business loans and the origination of Pennsylvania Housing Finance Agency loans. The investment portfolio was also restructured during late 2006, resulting in the sale of all the tax-free municipal securities in the available for sale category, $21.0 million of securities. This sale resulted in a $0.4 million loss in the fourth quarter.

Other Expense—Close monitoring of expenses resulted in a 0.4% increase in other expenses in 2006 in comparison to 2005. Salaries and benefits expense remained constant from 2005 to 2006, reflective of some personnel reductions as well as consolidation of some positions.

Sale of Sentry Trust/Branch Locations—The sale of Sentry Trust was finalized during 2006, resulting in an overall loss of $0.8 million, net of tax. The Corporation also sold three of its branch locations during the year, resulting in a gain of $1.5 million, net of tax. While the sales of Sentry Trust and the branches resulted in a reduction of assets and deposits, these sales were part of management's plan to focus the Corporation on its core products in its established markets.

Dividends—The Corporation also continued its tradition of paying dividends to shareholders during 2006, maintaining the dividend at $1.24 per common share. The Corporation has consistently paid quarterly cash dividends since its inception in 1986. Effective February 1, 2007, Omega was added to the NASDAQ Dividend Achievers Index. This index, which consists of 99 companies, provides investors seeking a long-term portfolio with an opportunity to invest in companies with higher returns, adjusted for market risk.

Risk Factors—The Corporation faces a variety of risks and challenges in the future, including: changes in local economic conditions, an uncertain interest rate environment, increased competition, and a complex regulatory environment. For a more complete discussion of relevant risk factors, see Item 1A of Part I of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

RESULTS OF OPERATIONS

Financial Performance—2006 vs. 2005

Omega reported net income for the year ended December 31, 2006 of $20.4 million, representing $1.62 per diluted share, compared to $22.9 million or $1.81 per diluted share for 2005. The decline in 2006 earnings can be attributed primarily to a $3.9 million provision for loan losses, or $0.25 per diluted share after tax. The significant provision for loan losses in 2006 resulted from estimated losses related to two commercial loans.

Summarized below are the components of net income (in thousands of dollars) and the contribution of each to return on average asset (ROA) for 2006 and 2005.

	2006		2005	
		% of Average Assets		% of Average Assets
Net interest income	$ 61,066	3.22%	$ 61,670	3.09%
Loan loss provision	(3,896)	(0.21)	(1,202)	(0.06)
Trust fees	4,063	0.21	4,140	0.21
Deposit service fees	10,130	0.53	9,344	0.47
Other fees	9,511	0.50	9,112	0.46
Bank-owned life insurance	2,413	0.13	2,299	0.12
Security gains	389	0.02	2,327	0.12
Gain on debt extinguishment	—	—	1,043	0.05
Gain (loss) on sale of other assets	2,380	0.13	(376)	(0.02)
Total non-interest income	28,886	1.53	27,889	1.40
Employee expense	(29,398)	(1.55)	(29,382)	(1.47)
Occupancy and equipment	(8,889)	(0.47)	(8,403)	(0.42)
Other non-interest expense	(20,440)	(1.08)	(20,771)	(1.04)
Amortization of intangibles	(882)	(0.05)	(825)	(0.05)
Total non-interest expense	(59,609)	(3.15)	(59,381)	(2.97)
Income tax expense	(5,702)	(0.30)	(6,213)	(0.31)
Net income from continuing operations	$ 20,745	1.10%	$ 22,763	1.14%
Income from discontinued operations, net of tax	$ 446	0.02	$ 112	0.01
Loss on disposal of discontinued operations, net of tax	(760)	(0.04)	—	—
Income (loss) from discontinued operations	$ (314)	(0.02)%	$ 112	0.01%
Net income	$ 20,431	1.08%	$ 22,875	1.15%
Average assets	$1,893,973		$1,997,460	

For the year ended December 31, 2006, Omega's net income represented an ROA of 1.08% compared to 1.15% in 2005. Omega's return on average tangible assets, which excludes from average assets goodwill and intangibles, was 1.18% in 2006 compared to 1.25% in 2005. Omega's management strives to attain consistently high earnings levels each year by protecting the core earnings base with conservative growth strategies that minimize shareholder risk, while serving a broad customer base. Omega considers ROA to be a key performance ratio, and continually evaluates the broad categories of the income statement that impact this profitability indicator.

The following table shows certain key ratios for the last five years.

Key Ratio Schedule (in %)	2006	2005	2004	2003	2002
Net interest margin	3.95%	3.77%	3.71%	4.07%	4.28%
Net interest margin, tax-equivalent	4.07%	3.92%	3.92%	4.32%	4.58%
Yield on earning assets	6.14%	5.58%	5.06%	5.36%	6.10%
Cost of funds	2.18%	1.80%	1.35%	1.29%	1.81%
Non interest income to average assets	1.47%	1.35%	1.38%	1.34%	1.26%
Non interest expenses to average assets	3.20%	3.07%	3.22%	3.28%	3.15%
Return on average assets	1.08%	1.15%	1.24%	1.50%	1.58%
Return on average tangible assets	1.18%	1.25%	1.26%	1.50%	1.58%
Return on average stated equity	6.32%	7.13%	8.89%	10.32%	11.32%
Return on average tangible equity	13.22%	15.33%	11.84%	10.32%	11.32%

The key factors that defined the 2006 results are as follows:

- $3.9 million provision for loan loss related to two large commercial borrowers;
- Increase in net interest margin despite a challenging interest rate environment;
- Declining earning assets;
- The sale of Sentry Trust Company and three branch locations; and
- Ongoing expense control.

Provision for Loan Losses

Omega's provision for loan losses is determined as a result of changes in the required level of the allowance for loan loss reserve. In 2006, Omega provided a provision for loan losses of $3.9 million as compared to $1.2 million in 2005. During 2006, two large commercial borrowers entered into corporate bankruptcy proceedings. One of these lending relationships, a $1.5 million facility to a water bottling company, resulted in Omega Bank ultimately selling its entire interest in this facility in the fourth quarter of 2006 after the company entered the bankruptcy process. The second borrower, a food distribution company with a $16.8 million facility, is still working through the bankruptcy re-organization process. The majority of the 2006 provisions reflect management's assessment of these two large commercial borrowers. During 2006, management has continued to update its evaluation of the credit and the related estimates of losses. Evaluations of this credit continue. The ongoing analysis may cause this estimate to change in the future and actual losses resulting from this credit may differ materially from this initial estimate.

In 2006, the provision for loan losses exceeded net charge-offs by $2.0 million, while in 2005 the net charge-offs exceeded the provision by $0.2 million. Credit quality is a high priority for Omega as evidenced by its low ratios of net charge-offs to average loans outstanding. Net charge-offs in 2006 and 2005 were .16% and .11% of average loans outstanding, respectively. Non-performing loans as a percentage of the allowance for loan losses were 134.5% at year-end 2006 and 59.3% at the end of 2005. The allowance for loan losses as a percentage of net loans was 1.51% and 1.27% at December 31, 2006 and 2005, respectively.

Net Interest Income and Margin

Net interest income is the amount by which interest income on earning assets exceeds interest expense on interest bearing liabilities. Net interest income is the most significant component of income from continuing operations, comprising approximately 68% of total income from continuing operations for 2006. Net interest margin is the percentage of net return on average earning assets and provides a measure of comparability of a financial institution's performance. Because some interest earning assets are tax-exempt and generate tax-exempt income, an adjustment is made for analytical purposes to place all interest income on a fully tax-equivalent basis.

Both net interest income and net interest margin are impacted by changes in interest rates, relationships between various rates and the composition of the average balance sheet. Additionally, product pricing, product mix and customer preferences dictate the composition of the balance sheet and the resulting net interest income. Table 1 (located on pages 6 & 7) shows average asset and liability balances, average interest rates and interest income and expense for the period 2004 to 2006. In addition, it shows the changes attributable to the volume and rate components of net interest income.

Net interest income for 2006 was $61.1 million, a decrease of $0.6 million or .97% compared to net interest income of $61.7 million for 2005. Net interest income in 2006 includes the effects of $1.0 million in lost interest of a large commercial customer. The 2006 decrease in net interest income was the result of an increase of $2.7 million due to interest rate effects and a decrease of $3.3 million due to volume and changes in the composition of our interest-earning assets. The net interest margin was 3.95% in 2006 and 3.77% in 2005. On a fully tax-equivalent basis, the net interest margin increased 15 basis points to 4.07% from 3.92% in 2005. The increase in our net interest margin was due principally to improvements in yields on our interest-earning assets, as discussed below.

Total average loans were $1.2 billion in 2006 with an average weighted yield of 6.83% that produced $81.1 million in interest income. This represented a $75.4 million, or 6.0%, decrease in average loan balances from 2005. Some of this volume decrease can be attributed to continued competitive pressures in pricing and credit standards. However, continued runoff from a portfolio of auto loans acquired in connection with the acquisition of Sun Bancorp, Inc. ("Sun") in 2004 contributed $22.5 million of this average decrease, while the sale of a pool of manufactured housing loans in 2005 and three branch locations in 2006 accounted for $3.8 million of the average decrease. In addition, as a tool for controlling interest rate risk, the Corporation increased its efforts in 2006 to sell new mortgage loans in the secondary market instead of adding them to the loan portfolio. The average yield on loans increased 58 basis points to 6.83% from 6.25% in 2005, which resulted in an increase of $7.0 million in interest income, while volume changes decreased interest income $4.8 million when compared to 2005. The combination of the rate, volume and mix effects resulted in an increase of $2.2 million, or 2.8%, in total loan interest. The 58 basis point increase in loan yields in 2006 is largely attributable to the higher interest rate environment in 2006 compared to 2005.

Investment securities averaged $332.1 million, a decrease of $1.2 million, or .35% from the average investment securities in 2005. The average weighted yield on investments increased to 3.77% from 3.37% in 2005. This increase, along with a change in investment mix, resulted in an additional $1.3 million in investment income in 2006 as compared to 2005. Interest bearing deposits and federal funds sold, as a group on average, decreased 34.5%, or $13.5 million due to reduced liquidity needs in 2006. The lower level of interest bearing deposits and federal funds sold resulted in a decrease in interest income of $0.4 million, however this decrease was offset by an increase of $.06 million due to the yield on these assets improving to 4.55% in 2006 from 2.65% in 2005.

Total interest earning assets averaged $1.5 billion at a yield of 6.14% and produced total interest income of $94.8 million for 2006. The yield on earning assets increased by 56 basis points to 6.14% in 2006 from 5.58% in 2005. Changes in interest rates resulted in an increase of $8.6 million, or 9.4%, in interest income while volume and mix changes decreased it $4.9 million or 5.4%.

Total interest bearing liabilities averaged $1.3 billion at a cost of $33.7 million carrying a composite rate of 2.55%. This represented a decrease in interest bearing liabilities of 7.7%, or $109.6 million compared to 2005. The composite rate was 2.06% in 2005. Interest expense increased $5.9 million due to the higher interest rate environment in 2006. This increase was offset by a decrease of $1.7 million due to volume and mix of interest bearing liabilities. These changes resulted in a total increase of $4.2 million, or 14.3%, in interest expense.

Non-interest bearing funding sources, including equity, averaged $572.6 million in 2006, compared to $566.5 million in 2005, for an increase of $6.1 million, or 1.1%. The rate to fund interest bearing assets increased by 49 basis points to 2.55% in 2006 from 2.06% in 2005. The increase in funding cost was the result of increased interest rates as well as competitive pressures for deposits. Partially offsetting this increased cost was the fact that a higher percentage of the earning assets are being funded by non-interest bearing funding sources in 2006 than in 2005. For 2006, this ratio was 37.1%; in 2005 it was 34.7%.

Table 1
Average Balance Sheets and Net Interest Income Analysis
(In thousands)

	Years Ended December 31,					
	2006			2005		
	Average Balance[1]	Interest	Yield/ Rate	Average Balance[1]	Interest	Yield/ Rate
ASSETS						
Interest earning assets:						
Taxable loans[2]	$1,128,048	$78,472	6.96%	$1,202,607	$76,204	6.34%
Tax-exempt loans	59,190	2,631	4.45	60,048	2,703	4.50
Total loans	1,187,238	81,103	6.83	1,262,655	78,907	6.25
Taxable investment securities	298,486	11,635	3.90	266,791	9,314	3.49
Tax-exempt investment securities	33,589	883	2.63	66,449	1,917	2.88
Total investment securities	332,075	12,518	3.77	333,240	11,231	3.37
Interest bearing deposits	12,956	510	3.94	21,637	551	2.55
Federal funds sold	12,685	656	5.17	17,539	486	2.77
Total interest earning assets	1,544,954	94,787	6.14	1,635,071	91,175	5.58
Non-interest earning assets:						
Cash and due from banks	50,230			53,629		
Allowance for loan losses	(15,205)			(15,295)		
Premises and equipment	36,542			37,447		
Other assets[3]	277,452			286,608		
Total assets	$1,893,973			$1,997,460		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest bearing liabilities:						
Interest bearing demand deposits[4]	$ 395,769	3,546	0.90	$ 470,292	3,963	0.84
Savings deposits	195,280	1,072	0.55	216,923	1,187	0.55
Time deposits	571,094	21,349	3.74	566,689	16,541	2.92
Other, including short-term borrowings, long-term debt, and other interest bearing liabilities	159,268	7,754	4.87	177,066	7,814	4.41
Total interest bearing liabilities	1,321,411	33,721	2.55	1,430,970	29,505	2.06
Non-interest bearing liabilities:						
Demand deposits	235,505			231,144		
Other	13,687			14,810		
Shareholders' equity	323,370			320,536		
Total liabilities and shareholders' equity	$1,893,973			$1,997,460		
Net interest income		$61,066			$61,670	
Net yield on interest earning assets[5]			3.95%			3.77%
Net interest income and yield-tax equivalent basis[6]		$62,958	4.07%		$64,158	3.92%

Notes:
1) Average balances were calculated using a daily average.
2) Non-accruing loans and investments are included until they are charged off.
3) Includes gross unrealized loss on securities available for sale of $2,066 in 2006, and total gross unrealized gains on securities available for sale of $2,282 in 2005 and $6,194 in 2004.
4) Includes NOW, money management and money market accounts.
5) Net yield on interest earning assets is net interest income divided by average interest earning assets.
6) Interest on obligations of states and municipalities is not subject to federal income tax. In order to make the net yield comparable on a fully taxable basis, a tax equivalent adjustment is applied against the tax-exempt income utilizing a federal tax rate of 35%.
7) The change in interest due to rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

2004			2006 Compared to 2005 Increase (Decrease) Due To[7]			2005 Compared to 2004 Increase (Decrease) Due To[7]		
Average Balance[1]	Interest	Yield/ Rate	Volume	Rate	Total	Volume	Rate	Total
$ 876,317	$51,077	5.83%	$(4,776)	$7,044	$2,268	$20,354	$4,824	$25,178
49,785	2,319	4.66	(46)	(26)	(72)	450	(63)	387
926,102	53,396	5.77	(4,822)	7,018	2,196	20,804	4,761	25,565
176,061	6,033	3.43	1,198	1,123	2,321	3,151	147	3,298
85,567	2,385	2.79	(880)	(154)	(1,034)	(538)	76	(462)
261,628	8,418	3.22	318	969	1,287	2,613	223	2,836
22,680	311	1.37	(272)	231	(41)	(15)	256	241
20,503	246	1.20	(163)	333	170	(40)	281	241
1,230,913	62,371	5.07	(4,939)	8,551	3,612	23,362	5,521	28,883
37,607								
(12,507)								
20,446								
94,768								
$1,371,227								
$ 343,527	1,621	0.47	(697)	280	(417)	664	1,682	2,346
159,776	963	0.60	(115)	—	(115)	313	(87)	226
389,206	10,380	2.67	129	4,679	4,808	5,178	1,012	6,190
105,000	3,702	3.53	(963)	903	(60)	2,692	1,424	4,116
997,509	16,666	1.67	(1,646)	5,862	4,216	8,847	4,031	12,878
172,721								
9,485								
191,512								
$1,371,227								
	$45,705		$(3,293)	$2,689	$ (604)	$14,515	$1,490	$16,005
		3.71%						
	$48,238	3.92%						

Other (Non-Interest) Income

Omega remains committed to continually increasing customer satisfaction and expanding existing customer relationships by conveniently delivering popular services. This commitment is affirmed by the continued increase in income from traditional bank services. In 2006, 2005 and 2004, 26.4%, 25.2% and 25.8% of total income from continuing operations, respectively, was derived from service-based fee income. We believe that our advanced front line delivery systems, our interactive web site with on-line banking, our customer information center, our broad menu of investment products and our extensive employee training programs have all contributed to the satisfaction of our customer base. Technology advances that allow us to be better and more quickly informed about our clients help us be responsive to their financial needs with personalized service and well-designed products.

The following table discloses the sources of our other (non-interest) income for 2006 and 2005, and shows each source as a percentage of total non-interest income.

	2006		2005	
		% of total		% of total
OTHER INCOME:				
Service fees on deposit accounts	$10,130	35.07%	$ 9,344	33.50%
Service fees on loans	1,635	5.66	1,380	4.95
Earnings on bank-owned life insurance	2,413	8.35	2,299	8.24
Trust fees	4,063	14.07	4,140	14.85
Investment and insurance product sales	2,942	10.18	3,051	10.94
Gain on early extinguishment of debt	—	—	1,043	3.74
Gain (loss) on sale of loans and other assets	2,380	8.24	(376)	(1.35)
Net gains on investment securities	389	1.35	2,327	8.34
Other	4,934	17.08	4,681	16.79
TOTAL OTHER INCOME	$28,886	100.00%	$27,889	100.00%

Service-based fee income (fees on deposits, loans, trust services, investment and insurance products and other services) continues to be our primary source of other income and increased to $23.7 million, or a 4.9% increase of $1.1 million when compared to $22.6 million for 2005. This increase was due primarily to the introduction of new fee-based products as well as increases in service charge levels. Additionally, fees from debit card and point of sale transactions generated by our business customers also increased during 2006. Trust fees continue as a major source of non-interest income, as a result of continued development efforts by the Bank's Wealth Management team. Trust fee income was directly affected by various factors, such as performance of the bond and equity markets, and by the amount of assets under management. The average market value of assets, including managed and non-managed accounts, in the trust department during 2006, 2005 and 2004 was $656.0 million, $644.0 million and $578.0 million, respectively. Sentry Trust is excluded from this discussion, as it was a discontinued operation in 2006, 2005 and 2004.

The investment in bank-owned life insurance (BOLI) continues to generate non-interest income each year as the cash surrender value increases. BOLI earnings were $2.4 million in 2006, as compared to $2.3 million in 2005.

In 2006, net gains from the sale of investment securities decreased by $1.9 million, or 83.3%, to $0.4 million as compared to 2005. Management considers multiple factors when selling investment securities; therefore, income from this activity can fluctuate dramatically from year to year. Omega generally sells only equity securities that have appreciated in value since their purchase. Primarily, equity securities are considered for sale when market appreciation has occurred, when there is no longer a business reason to hold the stock or if securities gains are desired to supplement earnings. In 2006, approximately $0.4 million in losses were incurred as a result of the liquidation of $22.0 million in tax-free municipal bonds. These sales were part of management's ongoing strategy to improve the Corporation's tax position.

Similarly, other gains or losses can be realized in a given year based upon unique circumstances. In 2006, gains of $2.3 million before tax were recognized from the sale of three branch locations. These branches were acquired in the 2004 merger with Sun Bancorp and did not complement Omega's long-term strategy. Management is committed to controlling interest rate risk and occasionally will sell longer-term fixed-rate assets to reposition the balance sheet when the rate risk analysis warrants it. During the first quarter of 2005, Omega paid down $55.0 million of Federal Home Loan Bank debt that was acquired in the Sun merger. This resulted in a gain of $1.0 million due to favorable rate movements after the merger was closed. Net losses of $0.4 million on other assets sold were also realized in 2005.

Other (Non-Interest) Expense

In order to optimize earnings, Omega's management strives to effectively monitor and control its operating expenses. Total other (non-interest) expenses from continuing operations were $59.6 million for 2006 as compared to $59.4 million for 2005, representing a minor increase of $0.2 million, or 0.4%. As a percentage of average assets, other (non-interest) expense from continuing operations was 3.15% for 2006 as compared to 2.97% in 2005.

The following table illustrates the composition of our other (non-interest) expenses for the past two years, and displays each category as a percentage of total non-interest expense:

	2006		2005	
		% of total		% of total
OTHER EXPENSE:				
Salaries and employee benefits	$29,398	49.32%	$29,382	49.48%
Net occupancy expense	4,318	7.24	4,208	7.09
Equipment expense	4,571	7.67	4,195	7.06
Data processing service	2,642	4.43	2,521	4.24
Pennsylvania shares tax	2,765	4.64	1,780	3.00
Amortization of intangible assets	882	1.48	825	1.39
Other	15,033	25.22	16,470	27.74
TOTAL OTHER EXPENSE	$59,609	100.00%	$59,381	100.00%

Salaries and employee benefits are the most significant component of non-interest expense, and was unchanged at $29.4 million for 2006 and 2005. Salaries and benefits remained constant for the two-year period due to some minor workforce reductions, consolidation of some open positions, and reduced management bonuses. Occupancy and equipment increased by $0.5 million, or 5.8%, reflecting increased depreciation related to investments in technological upgrades. Data processing costs were $2.6 million for the year representing a $0.1 million or 4.8% increase. Pennsylvania shares tax also increased $1.0 million to $2.8 million representing a 55.3% increase, due to the inclusion of an additional year of goodwill in the assessment base of the shares tax calculation. The goodwill relates to the Sun acquisition in 2004. Other expenses amounted to $15.0 million for a decrease of $1.4 million or 8.7% from the prior year. Management's emphasis on cost controls during 2006 included an internal initiative to thoroughly challenge all of its expenses, taking advantage of any opportunity to reduce costs without impairing the Corporation's ability to effectively provide service to its customers. This cost control initiative included taking advantage of contract renewals to re-negotiate pricing, and to identify any remaining areas for cost reduction related to the Sun merger.

Income Taxes

Our effective tax rate for 2006 was 23.9%, a combination of a 21.1% effective rate on income from continuing operations and a 35.2% effective rate on income of discontinued operations. In 2005, the effective tax rate was 21.3%, resulting from a 21.4% rate on income from continuing operations and a 38.1% tax benefit on income from discontinued operations. There are several factors that have caused our effective tax rate to be less than the statutory rate. We have a significant amount of tax-exempt income. Average tax-exempt investments and loans as a percentage of average assets were 4.9%, 6.3% and 9.9% in 2006, 2005 and 2004, respectively. Tax-exempt income as a percentage of income before tax and discontinued operations was 13.3%, 15.9% and 21.0% in 2006, 2005 and 2004, respectively. Investments in low-income housing partnerships generate income tax credits, which are used to offset our income tax liability. Lastly, the investments in bank-owned life insurance (see discussion in non-interest income section) also generate tax-exempt income. See Note 15 of Notes to Consolidated Financial Statements for further information on income taxes.

Financial Performance—2005 vs. 2004

Omega reported net income for the year ended December 31, 2005 of $22.9 million, representing $1.81 per diluted share, compared to $17 million, or $1.78 per diluted share for 2004. The increase in net income reflects the successful integration of Sun, which merged into Omega in the fourth quarter of 2004 as well as the ability of Omega to maintain a net interest margin of 3.92%, on a tax-equivalent basis, in both 2005 and 2004, despite a challenging interest rate environment.

For the year ended December 31, 2005, Omega's net income represented a return on average assets (ROA) of 1.15% compared to 1.24% in 2004. Omega's return on average tangible assets, which excludes from average assets the goodwill and intangibles resulting from the Sun acquisition, was 1.25% in 2005 compared to 1.26% in 2004. Omega management strives to attain consistently high earnings levels each year by protecting the core earnings base with conservative growth strategies that minimize shareholder risk, while serving a broad customer base. This approach has helped achieve consistent performance. Omega considers ROA to be a key performance ratio, and constantly scrutinizes the broad categories of the income statement that impact this profitability indicator.

Summarized below are the components of net income (in thousands of dollars), and the contribution of each to ROA for 2005 and 2004.

	2005		2004	
		% of Average Assets		% of Average Assets
Net interest income	$ 61,670	3.09%	$ 45,705	3.33%
Loan loss (provision) credit	(1,202)	(0.06)	300	0.02
Trust fees	4,140	0.21	3,619	0.26
Deposit service fees	9,344	0.47	7,076	0.52
Other fees	9,112	0.46	6,281	0.46
BOLI	2,299	0.12	1,581	0.12
Security gains	2,327	0.12	963	0.07
Gain on debt extinguishment	1,043	0.05	570	0.04
Gains (loss) on sale of other assets	(376)	(0.02)	(102)	(0.01)
Total non-interest income	27,889	1.40	19,988	1.46
Employee expense	(29,382)	(1.47)	(22,538)	(1.64)
Occupancy and equipment	(8,403)	(0.42)	(5,994)	(0.44)
Other non-interest expense	(20,771)	(1.04)	(14,656)	(1.07)
Amortization of intangibles	(825)	(0.05)	(362)	(0.03)
Total non-interest expense	(59,381)	(2.97)	(43,550)	(3.18)
Income tax expense	(6,213)	(0.31)	(5,357)	(0.39)
Net income from continuing operations	$ 22,763	1.14%	$ 17,086	1.25%
Income from discontinued operations, net of tax	$ 112	0.01	$ (65)	(0.01)
Loss on disposal of discontinued operations, net of tax	—	—	—	—
Income (Loss) from discontinued operations	$ 112	0.01%	$ (65)	(0.01)%
Net Income	$ 22,875	1.15%	$ 17,021	1.24%
Average assets	$1,997,460		$1,371,227	

The Sun merger had a material impact on Omega's 2004 results. In order to properly analyze 2005 earnings compared to 2004, management has identified the effects on 2004 earnings caused by the addition of Sun on October 1, 2004. The following table sets forth the approximate effect of Sun's former operations and the gains realized from the restructuring of Sun's balance sheet.

Omega Financial Corporation Income Statement Analysis
(in thousands)

	Omega 2005 Consolidated Income Statement	Estimated Contribution to 2004 Results from Pre-Merger Omega Operations	Estimated Contribution to 2004 Results from Former Sun Operations	Omega 2004 Consolidated Income Statement	2005 Compared to 2004
Total interest income	$91,175	$52,415	$9,956	$62,371	$28,804
Total interest expense	29,505	12,238	4,429	16,666	12,838
Net interest income	61,670	40,177	5,527	45,705	15,966
Provision (credit) for loan losses	1,202	(300)	—	(300)	1,502
Service fee and other operating income	26,874	15,840	3,134	18,975	7,900
Net gains on sales of assets and early extinguishment of debt	2,994	331	1,100	1,431	1,563
Total non-interest income	29,868	16,171	4,234	20,406	9,463
Salaries and employee benefits	30,555	19,654	3,234	22,888	7,667
Other operating expense	30,724	17,899	3,279	21,180	9,546
Total non-interest expense	61,279	37,553	6,513	44,068	17,213
Income before tax	29,057	19,095	3,248	22,343	6,714
Provision for federal income tax	6,182	4,549	773	5,322	860
Net income	$22,875	$14,546	$2,475	$17,021	$ 5,854

The key factors defined in 2005 operating results were as follows:

- Successful integration of Sun, resulting in cost savings that exceeded expectations;
- Maintaining net interest margin despite a challenging interest rate environment;
- One-time gains due to balance sheet restructuring;
- Ongoing expense control; and
- Declining earning assets in 2005.

Total average loans were $1.3 billion in 2005 at an average weighted yield of 6.25% that produced $78.9 million of interest income. This represented a $336.5 million or 36.3% increase in average loan volumes from 2004. This volume increase can be primarily attributed to the Sun acquisition. As 2005 was a challenging year for loan growth due to the continued evaluation of the Sun loan portfolio as well as continued competitive pressures in pricing and credit standards. The yield increased 48 basis points to 6.25% from 5.77% in 2004, which resulted in an increase of $4.8 million, in interest income, while mix and volume changes increased interest income $20.8 million when compared to 2004. The combination of the rate, volume and mix effects resulted in an increase of $25.6 million, or 47.8% in total interest earnings from loans. The 48 basis point increase in loan yields in 2005 was largely attributable to the higher interest rate environment in 2005 compared to 2004.

Investment securities averaged $333.5 million, an increase of $71.9 million, or 27.5% from the average investment securities in 2004. This increase was due to assets acquired in the Sun acquisition as well as a shift in the mix of earning assets from loans to investments in 2005. The average weighted yield increased to 3.37% from 3.22% in 2004. Interest bearing deposits and federal funds sold, as a group on average, decreased 9.3%, or $4.0 million.

Total interest earning assets averaged $1.6 billion at a yield of 5.58% and produced total interest income of $91.2 million for 2005. The increase in average earning assets of $404.4 million in 2005 over 2004 was primarily the result of the Sun acquisition. The yield on earning assets increased by 51 basis points to 5.58% in 2005. Changes in interest rates resulted in an increase of $5.5 million, or 8.9%, in interest income while volume and mix changes increased interest income by $23.3 million or 37.5%.

Total interest bearing liabilities averaged $1.4 billion at a cost of $29.5 million carrying a composite rate of 2.06%. This represented an increase in interest bearing liabilities of 43.5%, or $433.5 million compared to 2004.

The composite rate was 1.67% in 2004. Interest expense increased $4.0 million due to higher rates and increased $8.9 million due to volume and mix changes. These changes resulted in a total increase of $12.9 million, or 77.3%, in interest expense. Once again, the Sun acquisition was the key factor in the growth of interest bearing liabilities, with increases in deposits as well as other borrowings. In addition, in order to help fund the Sun acquisition, Omega issued $36.0 million in trust-preferred securities in September 2004.

Non-interest bearing funding sources, including equity, averaged $566.7 million in 2005, compared to $373.7 million in 2004, for an increase of $193 million, or 51.6%. This increase was the result of demand deposits acquired and the increased equity from the stock issued to consummate the Sun merger. The rate to fund interest bearing assets increased by 45 basis points to 1.80% in 2005 from 1.35% in 2004. The increase in funding cost was the result of higher interest rates as well as the increased amount of long-term debt. Partially offsetting this increased cost was the fact that a higher percentage of the earning assets were being funded by non-interest bearing funding sources in 2005 than in 2004. For 2005, this ratio was 34.7%; in 2004 it was 30.4%.

Net interest income was $61.7 million for 2005, an increase of $16.0 million, or 34.9%, from 2004. The increase in net interest income was the result of an increase of $1.5 million due to interest rate effects and an increase of $14.5 million due to volume and mix changes. The net interest margin was 3.77% in 2005 and 3.71% in 2004. On a fully tax-equivalent basis, the net interest margin remained at 3.92% in 2004 and 2005.

Provision for Loan Losses

Omega's provision for loan losses was determined as a result of changes in the required level of the allowance for loan loss reserve. In 2005, Omega provided a provision for loan losses of $1.2 million as compared to crediting the provision for $0.3 million in 2004. The majority of the 2005 provision reflected management's assessment of one large commercial borrower who was experiencing cash flow problems. In 2005, net charge-offs exceeded the provision for loan losses by $0.2 million, while in 2004 the net charge-offs exceeded the provision by $3.8 million. Credit quality is a high priority for Omega as evidenced by its low ratios of net charge-offs to average loans outstanding and non-performing loans to the loan loss allowance. Net charge-offs in 2005 and 2004 were .11% and .38% of average loans outstanding, respectively. Non-performing loans as a ratio to the allowance for loan losses were 59.3% at year-end 2005 and 51.8% at the end of 2004. The allowance for loan losses as a percentage to net loans was 1.27% and 1.18% at December 31, 2005 and 2004, respectively.

Non-Interest Income

Service-based fee income (fees on deposits, loans, trust services, investment and insurance products and other services) grew to $24.6 million, for a 41.3% or $7.2 million increase when compared to $17.4 million for 2004. The majority of this increase related to accounts acquired in the Sun acquisition as well as growth in trust fees.

Bank-owned life insurance (BOLI) continued to generate non-interest income each year as the cash surrender value increased. BOLI earnings were $2.3 million in 2005, as compared to $1.6 million in 2004.

As a percentage of average assets, non-interest income (excluding securities gains gain on debt extinguishment and other gains from the sale of assets) was 1.35% for 2005, as compared to 1.38% in 2004.

In 2005, net gains from investment securities increased by $1.4 million, or 141.6%, to $2.3, which included gains of $0.4 million related to the sale of $47.3 million of investments acquired from Sun. Management considers multiple factors when selling investment securities; therefore, income from this activity can fluctuate dramatically from year to year.

Likewise, other gains or losses can be realized in a given year based upon unique circumstances. Management is committed to controlling rate risk and occasionally will sell longer-term fixed-rate assets to reposition the balance sheet when the rate risk analysis warrants it. During the first quarter 2005, Omega paid down $55.0 million of Federal Home Loan Bank borrowings that were acquired in the Sun merger. This resulted in a gain of $1.0 million due to favorable rate movements after the merger was completed. Net losses of $0.4 million on other assets sold were realized in 2005.

Non-Interest Expense

Total non-interest expenses were $61.3 million for 2005 as compared to $44.1 million for 2004, representing an increase of $17.2 million, or 39.1%. Management estimates that the Sun acquisition contributed most of this increase. While it is difficult to compare full year results because of the merger, Omega's cost savings plan resulted in a $7.8 million, or 11.39% reduction in non-interest expenses in 2005 compared to pro forma combined non-interest expenses for 2004. As a percentage of average assets, non-interest expense was 3.07% for 2005 as compared to 3.22% in 2004.

Salaries and employee benefits increased by 33.5%, or $7.7 million in 2005 as compared to 2004, primarily due to the Sun merger. Occupancy and equipment increased by $2.4 million, or 40.4%, driven primarily by the addition of Sun's 23 branches. Data processing costs were $2.5 million for the year representing a $0.7 million, or 37.1% increase. Shares tax also increased $0.2 million to $1.9 million representing a 9.3% increase. These increases can primarily be attributed to the former Sun's operations, which were included in expenses during the fourth quarter only in 2004, and the full year in 2005. Other expenses were $17.1 million for an increase of $5.9 million, or 52.3%, once again primarily due to the additional operations acquired.

Amortization of intangible assets totaled $1.0 million in 2005 as compared to $0.4 million in 2004. Omega recorded a core deposit intangible in the amount of $7.7 million and other intangibles of $2.9 million as a result of the Sun acquisition. The core deposit intangible is being amortized over a period of 10 years, while the other intangibles are being amortized over various periods ranging from 1.5 years to 11 years.

Income Taxes

Income tax expense for 2005 amounted to $6.2 million compared to $5.3 million in 2004. The effective tax rate was 21.3% in 2005 versus 23.8% in 2004, due to Omega's net operating loss carryforwards as well as additional tax credits available in 2005 versus 2004. Average tax-exempt investments and loans as a percentage of average assets were 6.3%, 9.9% and 12.4% in 2005, 2004 and 2003, respectively. Tax-exempt income as a percentage of income before tax was 15.9%, 21.1% and 22.6% in 2005, 2004 and 2003, respectively. See Note 15 of Notes to Consolidated Financial Statements for further information on income taxes.

Net Income

For comparative purposes, the following table sets forth earnings (in thousands of dollars) and selected earnings ratios based on net income for the past three years.

	2005	2004	2003
Net income	$22,875	$17,021	$17,185
Return on average assets	1.15%	1.24%	1.50%
Return on average tangible asset	1.25%	1.26%	1.50%
Return on average equity	7.13%	8.89%	10.32%
Return on average tangible equity	15.33%	11.84%	10.32%

FINANCIAL CONDITION

Balance Sheet Summary

On December 31, 2006, our total assets were $1.8 billion, representing a 6.4% decrease when compared to total assets of $1.9 billion at December 31, 2005. This decrease was driven primarily by the sale of Sentry Trust Company and three of our branch locations during 2006.

Omega's average assets for 2006 were $1.9 billion, as compared to $2.0 billion for 2005. This represented a $103.5 million or 5.2% year-over-year decrease due primarily to the sale of Sentry Trust, which closed in September 2006, the sale of three branch locations, which was completed late in the fourth quarter of 2006, the sale of approximately $21.0 million of our tax-exempt investments in December 2006 and no significant new loan growth throughout 2006.

Table 2 below reflects an analysis of the sources and uses of funds for 2006 based on average balances.

Table 2

	2006 Average Balance	Increase (Decrease) Amount	%	2005 Average Balance	Increase (Decrease) Amount	%	2004 Average Balance
FUNDING USES:							
Loans	$1,128,048	$ (74,559)	(6.2)%	$1,202,607	$326,290	37.2%	$ 876,317
Tax-exempt loans	59,190	(858)	(1.4)	60,048	10,263	20.6	49,785
Investment securities	298,376	31,821	11.9	266,555	90,494	51.4	176,061
Tax-exempt investment securities	33,589	(32,860)	(49.5)	66,449	(19,118)	(22.3)	85,567
Trading securities	110	(126)	(53.4)	236	236	—	—
Interest bearing deposits	12,956	(8,681)	(40.1)	21,637	(1,043)	(4.6)	22,680
Federal funds sold	12,685	(4,854)	(27.7)	17,539	(2,964)	(14.5)	20,503
Total interest earning assets	1,544,954	(90,117)	(5.5)	1,635,071	404,158	32.8	1,230,913
Non-interest earning assets	366,290	(9,112)	(2.4)	375,402	228,775	156.0	146,627
Unrealized gains on investments	(2,066)	(4,348)	(190.5)	2,282	(3,912)	(63.2)	6,194
Less: Allowance for loan losses	(15,205)	90	(0.6)	(15,295)	(2,788)	22.3	(12,507)
Total uses	$1,893,973	$(103,487)	(5.2)%	$1,997,460	$626,233	45.7%	$1,371,227
FUNDING SOURCES:							
Interest bearing demand deposits	$ 395,769	$ (74,522)	(15.8)%	$ 470,292	$126,765	36.9%	$ 343,527
Savings deposits	195,280	(21,644)	(10.0)	216,923	57,147	35.8	159,776
Time deposits	571,094	4,405	0.8	566,689	177,483	45.6	389,206
Repurchase agreements	61,501	12,044	24.4	49,457	27,740	127.7	21,717
Other borrowed funds	99,474	(30,195)	(23.3)	129,669	46,386	55.7	83,283
Total interest bearing liabilities	1,323,118	(109,912)	(7.7)	1,433,030	435,521	43.7	997,509
Demand deposits	235,505	4,361	1.9	231,144	58,423	33.8	172,721
Other Liabilities	11,980	(771)	(6.0)	12,750	3,265	34.4	9,485
Shareholders' equity	323,370	2,835	0.9	320,536	129,024	67.4	191,512
Total sources	$1,893,973	$(103,487)	(5.2)%	$1,997,460	$626,233	45.7%	$1,371,227

The average balances of funding sources for 2006 decreased 5.2%, or $103.5 million to $1.9 billion when compared to $2.0 billion for 2005. Significant increases in 2005 were due primarily to the Sun acquisition in October 2004.

More detailed discussion of the year-to-year changes in Omega's interest earning assets and interest bearing liabilities are presented in the sections following, titled Loans, Investments, Deposits and Market Risk.

Loans

Due to the uncertain economy, a slowdown in demand for mortgage and commercial loans and intense competition in our market, 2006 was a challenging year for lending. Omega has continuously maintained tight credit standards and diligent pricing standards, which at times adversely affects loan growth. During 2006, we experienced net decreases in our commercial, real estate, consumer and residential loan portfolios, offset in part by a net increase in our home equity loans.

The following table summarizes the changes in loan balances (in thousands) over the last three years.

	2006	2005	2004
New loans, net of repayments	$(29,700)	$ (81,413)	$ (51,793)
Loans and leases sold	(29,588)	(30,888)	(67,682)
Loans charged off	(2,548)	(1,736)	(3,722)
Loans transferred to other real estate owned	(818)	(176)	(411)
Loans and leases acquired through acquisition of Sun	—	—	663,851
Market value amortization	(55)	490	135
Other adjustments to carrying value	246	328	(272)
	$(62,463)	$(113,395)	$540,106

Total loans outstanding at year-end 2006, net of unearned interest, decreased $62.4 million compared to year-end 2005. Several factors affected the amount of loans outstanding during 2006, including the sale of three branch locations, which included approximately $30.9 million in loans. Continued runoff from a portfolio of auto loans, acquired from Sun in 2004, contributed $18.3 million to the decrease in 2006. A total of $8.7 million in mortgage loans was sold as the Corporation increased its efforts to sell new mortgage loans in the secondary market instead of adding them to the loan portfolio. Additionally, $21.0 million in risk rated credits were paid off during 2006. New loan production in all categories was limited in 2006 due to the aggressive level of competition in both pricing and credit standards in Omega's market areas. Average loans outstanding decreased during 2006, by approximately $74.5 million, or 6.2%.

In December 2006, management announced the formation of "Omega Financial Mortgage Solutions, LLC," a joint venture with American Home Bank. The purpose of the joint venture is to become more competitive in the residential lending business and to increase the origination of residential mortgage loans in Omega's market areas. Most of the new loans generated will not be originated nor held in Omega's loan portfolio. However, these originations are anticipated to be an additional source of fee-based income.

Omega's lending strategy stresses quality growth, diversified by product and industry. A standardized credit policy is in place throughout the Corporation, and a special credit committee reviews all large loan requests prior to approval. Omega's commercial and consumer lenders make credit judgments based on a customer's existing debt obligations, ability to pay and general economic trends.

Management monitors the activity within the loan portfolio very carefully and strives to be competitive within its market for both commercial and residential real estate loans. Omega intends to actively pursue growth in each of the loan categories again during 2007. Competition will continue to play a key role in pricing decisions to maintain and build new loan volumes.

Lending activities have inherent risks associated with them, such as the potential risk of loans becoming past due, non-performing or, ultimately, uncollectible or charged-off loans. Omega attempts to manage this risk through credit approval standards, as discussed above, and aggressive monitoring and collection policies.

An allowance for loan losses is maintained in order to absorb probable losses on existing loans. An annual provision or credit is recorded to current earnings to maintain the allowance at adequate levels. Charge-offs and recoveries are recorded as an adjustment to the reserve. The allowance for loan losses at December 31, 2006 was 1.51% of total loans, net of unearned interest, as compared to 1.27% of total loans, net of unearned interest at the end of 2005. The allowance increased $1.9 million when compared to December 31, 2005. Net charge-offs for 2006 and 2005 were 0.16% and 0.11%, respectively of average loans. Net charge-offs were $1.9 million in 2006, an increase of $0.5 million over the net charge-offs in 2005. The increase in net charge-offs in 2006 relates primarily to the charge-off of loans made to a one commercial borrower that filed for bankruptcy protection during the third quarter of 2006. The bank subsequently sold its interest in this credit facility, resulting in a loss but also eliminating the potential for future losses from this borrower.

Change in Allowance for Loan Losses
(In thousands)

	At December 31,	
	2006	2005
Provision	$ 3,896	$ 1,202
Allocated to assets sold in 2006	(136)	—
Net charge-offs	(1,898)	(1,364)
Change in allowance for loan losses	$ 1,862	$ (162)
Allowance for loan losses	$17,344	$15,482

At December 31, 2006, non-performing loans (consisting of non-accrual loans, accruing loans past due 90 days or more and restructured loans) as a percentage of the allowance for loan losses were 134.5% as compared to 59.3% at December 31, 2005. Of the $23.3 million of non-performing loans at December 31, 2006, $3.8 million are collateralized with real estate, and $19.5 million are collateralized with other assets (e.g., receivables, inventory, etc.).

Non-performing loans were 2.0% of loans as of December 31, 2006, and 0.8% of loans as of December 31, 2005. The increase in non-performing loans in 2006 was due primarily to one commercial borrower, who is operating under bankruptcy protection, with loans totaling $16.8 million being placed on non-accrual status. Loans in this relationship have been allocated a specific $5.3 million loan loss reserve as of December 31, 2006. Non-accrual loans at December 31, 2005 included loans due from one borrower amounting to $2.3 million. These loans were repaid in full during the first quarter of 2006.

Table 3
Non-performing loans

	December 31,				
	2006	2005	2004	2003	2002
Non-accrual loans	$21,001	$6,562	$5,220	$2,588	$3,125
Accruing loans past due 90 days or more	2,327	2,616	2,667	607	614
Restructured loans	—	—	220	223	12
Total non-performing loans	$23,328	$9,178	$8,107	$3,418	$3,751

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of principal or interest. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to interest and principal, and when, in the judgment of management, the loan is estimated to be well secured and fully collectible as to both principal and interest.

Allowance for Loan Losses

The amount of allowance for loan losses is determined through a critical quantitative analysis performed by management that includes significant assumptions and estimates. It must be maintained at a level deemed sufficient to absorb probable estimated losses within the loan portfolio, and supported by detailed documentation. Critical to this analysis is any change in observable trends that may be occurring relative to loans, to assess potential credit weaknesses.

Management systematically monitors the composition and quality of the loan portfolio and the adequacy of the allowance for loan losses on a quarterly basis in order to provide for probable losses inherent in the portfolio. Omega's methodology for maintaining the allowance is highly structured and consists of several key elements:

- **Historical trends:** Historical net charge-offs are computed as a percentage of average loans, by loan type. This percentage is applied to the ending period balance of the loan type to determine the amount to be included in the allowance as part of management's estimate of inherent probable loss.
- **Individual loan performance:** Management identifies and maintains a list of high-risk loans called a watch list. These loans are individually assigned a risk-rating grade because the loan has not performed according to payment terms or the credit has deteriorated and there is reason to believe that repayment of the loan principal in whole or part is unlikely. The specific portion of the allowance for these loans is the total amount of potential unconfirmed losses for these individual loans.
- **General economic environment:** Current economic factors and business trends relative to specific types of loans are assessed. Omega's lending is concentrated within central Pennsylvania and accordingly the loan portfolio quality is dependent upon localized economic factors such as: unemployment rates, commercial real estate vacancy rates, consumer delinquency trends and residential housing appreciation rates.

- **Other relevant factors:** Certain specific risks inherent in the loan portfolio are identified and examined to determine if additional reserve is warranted, and if so, management assigns a percentage to the loan category. Such factors consist of:
  - Credit concentration: Omega's loans are classified in accordance with the North American Industry Classification System (NAICS). Any group's total that exceeds 25% of Omega's total risk-based capital is considered to be a credit concentration, and as such, is determined to have an additional level of associated risk;
  - Changes in loan volumes;
  - Delinquency and non-accrual trends; and
  - Policy and procedure changes.

Individual credits are selected throughout the year for detailed loan reviews, which are utilized by management to assess the risk in the portfolio and the adequacy of the allowance. Due to the nature of commercial lending, evaluation of the adequacy of the allowance as it relates to these loan types is often based more upon specific credit review, with consideration given to the potential impairment of certain credits and historical charge-off percentages, adjusted for general economic conditions and other inherent risk factors. Loans not individually evaluated for impairment are grouped by pools with similar risk characteristics and the related historical charge-off percentages are adjusted to reflect current inherent risk factors, such as unemployment, overall economic conditions, concentrations of credit, loan growth, classified and impaired loan trends, staffing adherence to lending policies and loss trends.

Conversely, due to the homogeneous nature of the real estate and installment portfolios, the portions of the allowance allocated to those portfolios are primarily based on prior charge-off history of each portfolio, adjusted for general economic conditions and other inherent risk factors.

Determination of the allowance for loan losses is subjective in nature and requires management to periodically reassess the validity of its assumptions. Differences between net charge-offs and estimated losses are assessed such that management can timely modify its evaluation model to ensure that adequate provision has been made for risk in the total loan portfolio.

Management applied the methodology described in this report to the acquired Sun loan portfolio, including a review of Sun's historical trends. Sun's loan charge-off trends were reviewed by loan type and allocated at their respective historical levels to determine the amount to be included in the allowance. Management also reviewed Sun's high-risk (watch list) loans and assigned a specific portion of the allowance for estimated probable losses. Other risk factors unique to Sun's loan portfolio were identified and examined with additional reserve allocations assigned as warranted.

The following tables show how the allowance for loan losses is allocated among the various types of outstanding loans and the percent of loans by type to total loans as of December 31 for the last five years:

	Allocation of the Allowance for Loan Losses (in thousands)				
	2006	2005	2004	2003	2002
Commercial, financial and agricultural	$ 7,109	$ 5,983	$ 6,048	$ 3,954	$ 3,761
Real estate—commercial	7,326	4,624	4,073	3,486	3,644
Real estate—construction	322	219	206	181	456
Real estate—mortgage	980	1,420	1,725	1,264	1,421
Home equity	723	1,504	1,309	998	1,014
Personal	800	1,586	2,155	685	753
Lease financing	84	146	128	1	3
Total Allowance for Loan Losses	$17,344	$15,482	$15,644	$10,569	$11,052

	Percentage of Loans by Loan Type (in %s)				
	2006	2005	2004	2003	2002
Commercial, financial and agricultural	21.8%	22.3%	20.5%	14.1%	15.0%
Real estate—commercial	37.5%	38.4%	37.7%	43.0%	37.6%
Real estate—construction	1.9%	1.8%	1.9%	2.2%	4.7%
Real estate—mortgage	18.9%	20.0%	20.9%	25.1%	25.0%
Home equity	14.3%	11.3%	10.0%	11.5%	11.9%
Personal	4.0%	5.2%	8.1%	4.1%	5.8%
Lease financing	1.6%	1.0%	0.9%	0.0%	0.0%
Total Allowance for Loan Losses	100.0%	100.0%	100.0%	100.0%	100.0%

At December 31, 2006, $5.3 million of the loan loss reserve was specifically allocated to one large commercial borrower who is currently in non-accrual status but has been experiencing cash flow problems and is operating under protection of the U.S. bankruptcy laws. During the fourth quarter of 2006, a $2.8 million principal payment was received from this borrower. Omega has estimated and provided for probable losses on this remaining $16.8 million credit, however, evaluations of the credit continue. The ongoing analysis may cause this estimate to change in the future and actual losses resulting from this credit may differ materially from this initial estimate.

Omega has 18 credit relationships with exposure individually greater than $10.0 million. The total outstanding loan exposure to these 18 commercial customers at December 31, 2006 was $172.0 million. These loans are all secured with real estate, accounts receivable, inventory or marketable collateral. Two of the facilities required an allocation of the allowance for loan losses at year-end, including the previously mentioned $16.8 million credit as well as a $0.3 million allocation for a $15.8 million credit.

Investments

Total investments are defined as all interest earning assets except loans, and include investment securities available for sale (at market value), investment securities held to maturity, trading securities, federal funds sold, interest bearing deposits and other interest-earning assets. Investments totaled $317.6 million on December 31, 2006, representing a decrease of $46.7 million from year-end 2005. The decline in the balance of investments in

2006 was due to the sale of approximately $27.0 million of municipal securities during the fourth quarter, along with other sales of other municipal securities during the year, as well as repayments of mortgage backed securities. The decrease in the portfolio can be attributed to funding needs associated with the balance sheet restructuring from the Sun merger. In 2005, investments totaling $46.8 million were sold to fund the early extinguishment of FHLB debt. In addition, interest bearing deposits and federal funds sold were at higher than usual levels at the end of 2004 in anticipation of some of the loss of deposits acquired from Sun.

The following table summarizes how the ending balances (in thousands) changed as of December 31 for each of the last three years.

	2006	2005	2004
Purchases of investment securities	$ 95,053	$ 147,487	$ 112,733
Sales and maturities of investment securities	(146,134)	(113,278)	(234,148)
Investments acquired through acquisition of Sun	—	—	213,391
Adjustment in market value of AFS securities	2,367	(7,310)	(2,590)
Amortization/Accretion	(747)	(1,523)	(1,946)
Trading account, net change	(420)	468	—
Federal funds sold, net change	—	(36,350)	18,500
Interest bearing deposits acquired	—	—	2,322
Interest bearing deposits with others, net change	3,165	(22,214)	18,118
Net change in investments	$ (46,716)	$ (32,720)	$ 126,380

On average, investments decreased by $14.7 million, or 3.9%, during 2006, after increasing by $69.8 million, or 22.9%, during 2005. The 2006 decrease was primarily due to the sale of a significant portion of the municipal securities in the portfolio. The increase in 2005's average balance was primarily the result of a shift in the mix of earning assets from loans to investments.

The investment area is managed according to internally established guidelines and quality standards. Omega segregates its investment securities portfolio into two classifications: those held to maturity and those available for sale. Omega classifies all marketable investment securities as available for sale, and currently holds no securities in the held to maturity classification. At December 31, 2006, the market value of the entire securities portfolio exceeded its amortized cost by $0.5 million as compared to December 31, 2005 when amortized cost was greater than market value by $1.9 million. The weighted-average maturity of the investment portfolio was 1 year and 5 months as of December 31, 2006 as compared to 1 year and 7 months at the end of 2005. The weighted-average maturity has remained short in order to achieve a desired level of liquidity. Table 5 (located on page 20) shows the remaining maturity or earliest possible re-pricing of investment securities.

Non-Interest Earning Assets

Non-interest earning assets on average decreased $13.4 million, or 3.7%, in 2006 and increased $231.3 million, or 61.6%, in 2005. During 2006, the sale of Sentry and three branch offices significantly impacted the decrease in non-interest earning assets. In 2005, the completion of the valuation of the core deposit intangible acquired in the Sun transaction resulted in a decrease of $6.5 million in intangible assets and a corresponding increase in goodwill and deferred tax assets. The opening of two new branch locations also contributed to the increase in premises and equipment in 2005.

The following table summarizes how ending balances, including balances of discontinued operations, changed annually in each of the last three years (in thousands).

	2006	2005	2004
Cash and due from banks	$ 31	$ 8,317	$ 15,457
Premises and equipment, net	(7,530)	2,882	21,161
Other real estate owned	(444)	(2,126)	2,341
Bank-owned life insurance	1,197	2,299	35,711
Investment in limited partnerships	(849)	(1,993)	8,605
Intangible assets	(2,532)	(7,468)	16,676
Goodwill	(1,617)	4,045	156,959
Other receivables and prepaid expenses	(18,721)	(2,595)	22,459
Net change in non-earning assets	$(30,465)	$ 3,361	$279,369

Deposits

For the year 2006, total deposits decreased $96.8 million. The primary reasons for this decrease were the sale of three branch locations in 2006, and the fact that management did not pursue an aggressive pricing strategy for deposits due to limited loan demand, resulting in some deposit run-off. Deposits included in the branch sales totaled $33.1 million. Excluding the effect of the branch sales, deposit decreases were primarily in the interest bearing demand deposit and savings categories, both of which were the result of aggressive competitor pricing strategies. In 2005, total deposits from the Sun region decreased $80.3 million, with interest bearing demand decreasing $57.1 million, and savings and time deposits decreasing $22.5 million. A significant portion of the decrease in interest bearing demand deposits can be attributed to a change in pricing on premium priced public funds acquired from Sun. In addition, as loan volume slowed in 2005, Omega's balance sheet management strategy provided for a less aggressive approach to pricing deposits and therefore experienced limited growth in 2005.

The following table summarizes how the ending balances changed annually in each of the last three years (in thousands).

	2006	2005	2004
Increase (decrease) in:			
Demand deposits	$ (4,348)	$ 8,275	$ 72,706
Interest bearing demand deposits	(46,887)	(59,701)	191,456
Savings deposits	(27,407)	(13,296)	85,780
Time deposits, $100,000 and greater	(1,857)	(8,133)	52,383
Time deposits, other	(16,268)	(6,697)	192,177
Net increase (decrease) in deposits	$(96,767)	$(79,552)	$594,502

The following table summarizes deposits sold as part of the branch sales in 2006 (in thousands).

Demand deposits	$ 3,334
Interest bearing demand deposits	3,919
Savings deposits	3,274
Time deposits, $100,000 and greater	3,076
Time deposits, other	19,482
Total deposits sold	$33,085

Average deposits decreased $87.4 million, or 5.9%, to $1.4 billion in 2006 as compared to an increase in 2005 of $420.0 million, or 39.4%, to $1.5 billion. The 2006 decrease was due primarily to the sale of three branches that occurred in 2006 and some deposit run-off. In 2005, on an average basis, the acquisition of Sun accounted for $420.0 million of new deposits.

Management analyzes the core deposit intangible asset recorded related to the Sun acquisition on a quarterly basis. No impairment of the core deposit intangible asset exists as estimated runoff in the acquired deposit accounts exceeded the actual experience noted above.

In the past several years, the banking industry in general has experienced limited deposit growth because of competition in the marketplace provided by mutual funds and other investment options that directly compete with traditional banking products. In keeping with our desire to provide our customers a full array of financial services "within our own walls," we supplemented the services traditionally offered by our Trust Department, by staffing our community offices with financial services consultants and representatives that are licensed and trained to sell variable and fixed rate annuities, mutual funds, stock brokerage services, long term care insurance and other life products. Although the sale of these products can reduce the Bank's deposit levels, we have been rewarded with satisfied customers and significant increases in non-interest fee income.

Many of our customers still require the comfort of insured deposits and local familiarity that our bank continues to offer, and this is the primary consideration for the majority of our depositors. During the low interest rate environment of the past few years, many customers chose to shift their funds to more liquid transaction accounts from time deposits. However, in 2006, as interest rates on deposits began to increase, customers have become more rate focused and are now more willing to shift some funds back to time deposits. As a result, competitive pricing pressures on deposit pricing have increased in 2006, and are expected to continue in 2007.

The following table shows the comparison of average core deposits and average time deposits as a percentage of total deposits for each of the last three years.

Table 4
Changes in Deposits
($ in thousands)

	2006 Average Balance	Increase (Decrease)		2005 Average Balance	Increase (Decrease)		2004 Average Balance
		Amount	%		Amount	%	
Interest bearing demand deposits	$ 395,769	$(74,523)	(15.8)%	$ 470,292	$126,765	36.9%	$ 343,527
Savings deposits	195,280	(21,643)	(10.0)	216,923	57,147	35.8	159,776
Demand deposits	235,505	4,361	1.9	231,144	58,423	33.8	172,721
Total core (transaction) accounts	826,554	(91,805)	(10.0)	918,359	242,335	35.8	676,024
Time deposits, $100,000 and greater	97,358	556	0.6	96,802	36,635	60.9	60,167
Time deposits, other	473,736	3,849	0.8	469,887	140,848	42.8	329,039
Total time deposits	571,094	4,405	0.8	566,689	177,483	45.6	389,206
Total deposits	$1,397,648	$(87,400)	(5.9)%	$1,485,048	$419,818	39.4%	$1,065,230

Other Interest Bearing Liabilities

Omega's average balances for other interest bearing liabilities, including repurchase agreements and other borrowed funds, decreased $18.2 million in 2006 compared to 2005. This decrease was attributed to the higher level of borrowings in the first quarter of 2005. In February 2005, Omega paid off $55.0 million in Federal Home Loan Bank debt. This payment was the final early extinguishment of debt acquired from the acquisition of Sun. Gains of $1.0 million were recognized as a result of the early extinguishment of this debt. In addition, average repurchase agreements increased $12.0 million in 2006 as compared to 2005, as commercial customers continue to search for better alternatives for investing excess funds.

Shareholders' Equity

During 2006, total shareholders' equity increased by $6.7 million. The following table summarizes how the components of equity changed annually in each of the last three years (in thousands).

	2006	2005	2004
Net income	$ 20,431	$ 22,875	$ 17,021
Dividends	(15,639)	(15,651)	(11,388)
Stock options exercised	4,040	1,904	2,427
Repurchase of stock	(4,194)	(1,984)	(2,488)
Net change in unrealized security gains, net of tax	1,539	(4,752)	(1,683)
Acquisition of Sun Bancorp	—	—	143,975*
Other	544	359	436
Change in shareholders' equity	$ 6,721	$ 2,751	$148,300

**Equity recorded from the acquisition of Sun was the fair value of assets acquired of $187.7 million less cash paid of $43.8 million.*

Shareholders' equity continued to be an important funding source during 2006, providing an average balance of $323.4 million, as compared to the $320.5 million provided in 2005. Dividend payout ratios on the common stock were 76.59% for 2006, 68.30% for 2005 and 66.91% for 2004. Shareholder's equity has been increased as a result of the exercise of employee stock options and employee stock purchase plan options and continued profitability. Other comprehensive income arising from unrealized gains (net of tax) on securities available for sale decreased average equity by $1.3 million in 2006, increased it by $1.5 million in 2005 and increased it by $3.9 million in 2004. At December 31, 2006, Omega held 200,669 shares of stock in treasury at a cost of $6.2 million versus 70,815 shares of stock in treasury at a cost of $2.0 million at December 31, 2005. The increase in treasury stock is the result of the Omega stock repurchase program in effect during 2006 (see Note 16 of Notes to Consolidated Financial Statements for further information).

Omega maintained its return to shareholders by paying dividends of $1.24 per common share for 2006 and 2005. Per share common dividends were $1.20 in 2004.

Omega's book value per share at December 31, 2006 was $25.76 and on a tangible book basis it was $12.61. The tangible book value excludes goodwill and intangible assets that resulted from the Sun merger in 2004. At December 31, 2005, book value per share was $25.28 and tangible book basis was $11.76.

Federal banking regulators have established capital adequacy requirements for banks based on risk factors. All banks and bank holding companies are required to have a minimum of 4% of risk adjusted assets in Tier I capital and 8% of risk adjusted assets in Total capital (Tier I and Tier II capital). As of December 31, 2006 and 2005, Omega's Tier I capital ratio was

17.6% and 15.7%, respectively, and its Total capital ratio was 18.9% and 17.0%, respectively. Additionally, banking organizations must maintain a minimum Tier I capital to total average asset (leverage) ratio of 3%. This 3% leverage ratio is a minimum for the top-rated banking organizations without any supervisory, financial or operational weaknesses or deficiencies. Other banking organizations are required to maintain leverage capital ratios 100 to 200 basis points above the minimum depending on their financial condition. At December 31, 2006 and 2005, Omega's leverage ratio was 12.3% and 11.1%, respectively, against a required leverage ratio of 4% (see Note 24 of Notes to the Consolidated Financial Statements).

Omega's equity to assets ratio for 2006, 2005 and 2004 was 17.91%, 16.42% and 15.16%, respectively.

MARKET RISK

Market risk is the risk of loss arising from changes in the fair value of financial instruments due to changes in interest rates, currency exchange rates, commodity prices or equity prices. The Corporation's market risk is composed primarily of interest rate risk. The process by which financial institutions manage their interest rate risk is called asset/liability management. This process has become very important in an industry undergoing an ever-changing interest rate environment. The goals of Omega's asset/liability management are increasing net interest income without taking undue interest rate risk or material loss of net market value of its equity, while maintaining adequate liquidity. Net interest income is increased by widening the interest spread and increasing earning assets. Liquidity is measured by the ability to meet both depositors' and credit customers' requirements.

Net Interest Income and Interest Rate Risk

Omega believes that it has managed interest rate risk while achieving optimal levels of net interest income. Interest rate risk is the risk to net interest income or capital arising from movements of interest rates. There are several components of interest rate risk: re-pricing risk, basis risk and customer option risk. The two methodologies used by the Corporation to aid in the management of interest rate risk are gap analysis and economic simulation. Gap analysis is a tool used by the Corporation primarily to measure re-pricing risk while economic simulation is used to measure and manage re-pricing risk, basis risk and customer option risk.

Both gap analysis and economic simulations are performed in a static environment. In reality, Omega's balance sheet is dynamic and in constant change as are interest rates. Management applies the same techniques using projected future volumes and various interest rate scenarios to analyze potential hedging decisions or decisions that involve the acquisition or investment of funds.

Economic simulation involves management simulating possible economic conditions and interest rate scenarios in order to quantify the impact on net interest income. The effect that changing interest rates have on Omega's net interest income is simulated by moving interest rates up and down at 100 basis point increments. These simulations are known as rate shocks.

As the table below indicates, based on rate shock simulations, the Corporation is exposed to projected loss of income if interest rates fall. For example, net interest income at risk for a 100 basis point decrease in rates as of December 31, 2006 was $1.0 million, or 1.60%, of net interest income, compared to $1.8 million, or 2.73%, of net interest income at risk as of December 31, 2005. Omega's rate risk policies provide for maximum limits on net interest income that can be at risk for 100 through 300 basis point changes in interest rates.

Effect of Interest Rate Risk on Net Interest Income
($ in thousands)

Change in Interest Rates (Basis Points)	Change Due to Re-Pricing Risk	Change Due to Basis Risk	Change Due to Customer Options	Total Change Due to Interest Rate Risk
300	$ 584	$ 2,512	$ 69	$ 3,165
200	372	1,707	54	2,133
100	169	860	39	1,068
0	0	0	0	0
-100	(156)	(861)	(6)	(1,023)
-200	(395)	(1,722)	(44)	(2,162)
-300	(625)	(2,583)	(85)	(3,294)

Omega's interest rate risk position is directly related to the preference of our customers for fixed rate loans and shorter-term deposits. If customer preferences change, the same effects could be obtained by changing investment, lending, funding or pricing strategies; however, these strategies could reduce liquidity or require maintaining additional capital.

In addition to determining the impact on net interest income from various interest rate changes, the same analysis is applied to determine the change that interest rate movements would have on Omega's economic value of equity (EVE). The EVE provides an indicator of economic value and is computed by discounting all contractual future cash flows at current market rates. The effect that changing interest rates have on Omega's EVE is simulated by moving interest rates up and down at 100 basis point increments. This provides management with information necessary to analyze long-term interest rate risk. Management can limit long-term interest rate risk, but it is generally at the expense of short-term earnings, which can cause more volatility in the short term. At December 31, 2006, Omega's EVE was within the guidelines established by management and the Board of Directors. The table below summarizes the results of rate shocks showing the effect that interest rate risk has on economic value of equity as of December 31, 2006.

Effect of Interest Rate Risk on Economic Value of Equity
($ in thousands)

Change in Interest Rates (Basis Points)	Change Due to Re-Pricing Risk	Change Due to Basis Risk	Change Due to Customer Options	Total Change Due to Interest Rate Risk
300	$(30,015)	$ 30,600	$ 4,157	$ 4,742
200	(20,692)	21,147	3,087	3,542
100	(11,624)	11,860	1,782	2,018
0	0	0	0	0
-100	11,398	(11,780)	(3,212)	(3,594)
-200	23,704	(24,419)	(6,828)	(7,543)
-300	36,957	(37,959)	(10,930)	(11,932)

Re-Pricing Risk

Re-pricing risk arises from differences between the timing of rate changes and the timing of cash flows that occur in the pricing and maturity of assets and liabilities. The static gap analysis is one of the tools used to measure and manage re-pricing risk. By managing gap, fluctuations in net interest income can be minimized, thereby achieving consistent growth in net interest income during periods of changing interest rates. Table 5 (located on page 20) shows the period and cumulative static gaps for various time intervals as of December 31, 2006. The data in this table is based upon the earliest possible re-pricing date or maturity whichever comes first. Core deposit accounts, defined as interest bearing demand deposits and certain savings accounts are considered to have re-pricing implications of various intervals between one month and five years. The gap analysis is used as an indicator of what may happen to net interest income if interest rates rise or fall. On a cumulative basis, over the next 12 months, Omega is in a negative gap position of $82.4 million at December 31, 2006, indicating more interest-bearing liabilities than earning assets will re-price during that period. As a result of the low interest rate environment of the past several years, the level of our gap and interest rate risk positions has been affected by both the extension of our loan portfolio, which reflects our customers' preference for fixed rates, and the shortening of our deposit base as customers continue to prefer transaction accounts or shorter-term certificates. As we continue to transition into a period of higher interest rates, it is expected that our gap and interest rate risk position will be most affected by the likely lengthening of our customer deposit base as customers may be more willing to move funds from transaction accounts and short-term certificates into higher-paying, longer-term certificates of deposit.

As of December 31, 2006, should interest rates rise by 100 basis points immediately and Omega's balances do not grow and the mix does not change, the re-pricing risk analysis indicates that net interest income would increase over the next twelve months by $0.2 million. If interest rates would decline by 100 basis points immediately, the re-pricing risk analysis indicates that net interest income would decrease by $0.2 million over the next twelve months.

Omega's management cannot predict the direction of interest rates nor will the product mix remain unchanged, yet management uses this information to help formulate strategies to minimize any unfavorable effect on net interest income as a result of interest rate changes.

Basis Risk

Basis risk is another source of interest rate risk and arises from the difference in movements of interest rates earned on assets and the interest rates paid on liabilities with otherwise similar repricing characteristics. The Corporation analyzed the effects of basis risk on both net interest income and EVE. This was done through interest rate shocks, which isolated the movements of the prime rate and treasury rates. The following shows the results of these rate shocks.

Effect of Basis Risk on Net Interest Income
($ in thousands)

Change in Interest Rates (Basis Points)	Change Due to Prime Basis Risk	Change Due to Treasury Basis Risk	Change Due to Total Basis Risk
300	$ 8,540	$(6,028)	$ 2,512
200	5,694	(3,987)	1,707
100	2,847	(1,987)	860
0	0	0	0
–100	(2,847)	1,986	(861)
–200	(5,693)	3,971	(1,722)
–300	(8,540)	5,957	(2,583)

The table above indicates the results of changes in the prime rate or treasury rates, keeping all other interest rates unchanged. If the prime rate would increase by 100 basis points, and all other rates remained unchanged, this analysis indicates that the Corporation's net interest income would increase by $2.8 million and economic value of equity would decrease by $4.8 million. The Corporation's prime basis risk has stabilized over the last several years as a result of customer preference for fixed rate loans and the fact that the Corporation has increasingly indexed variable rate loans to rates other than the prime rate. If all points on the treasury curve would increase 100 basis points and all other rates remained unchanged, this analysis indicates that the Corporation's net interest income would decrease $2.0 million and economic value of equity would increase $16.7 million. This change can be attributed to the fact that most deposit rates are indexed to the treasury curve; therefore, an increase in treasury rates would increase interest expense more than interest income.

Effect of Basis Risk on Economic Value of Equity
($ in thousands)

Change in Interest Rates (Basis Points)	Change Due to Prime Basis Risk	Change Due to Treasury Basis Risk	Change Due to Total Basis Risk
300	$(13,874)	$ 44,474	$ 30,600
200	(9,442)	30,588	21,147
100	(4,821)	16,681	11,860
0	0	0	0
–100	5,037	(16,817)	(11,780)
–200	10,307	(34,726)	(24,419)
–300	15,826	(53,785)	$(37,959)

Customer Option Risk

Customer option risk arises when a customer has the right to alter the level and timing of cash flows of an asset or liability. Prepayment options on loans and early withdrawal of deposits are two of the most common types of customer options. In a rising rate environment, the Corporation's interest rate risk is increased as customers transfer deposits from products with lower interest rates to accounts or other products that offer higher interest rates. In a declining rate environment, the Corporation's interest rate risk is increased when a customer prepays or refinances their loan in order to take advantage of the lower rate environment. Prepayment levels are dependent on several factors including the current interest rate environment, the interest rate on the loan as well as other contractual provisions of the loan. The Corporation analyzed the effects of customer options on net interest income and EVE by using interest rate shocks that included the effect of estimated prepayments on our mortgage portfolio. Mortgage prepayment levels were determined by using estimated prepayments of mortgage-backed securities with similar maturity and rate characteristics as the Corporation's mortgage portfolio. This analysis indicated that customer options resulting from a 100 basis point decrease in interest rates would cause net interest income to decrease $.006 million and economic value of equity to decrease $3.2 million.

Liquidity and Capital Resources

Liquidity represents the Corporation's ability to efficiently meet commitments to fund loans, purchase securities and repay deposits or other liabilities.

There is no standardized formula for measuring liquidity. Therefore in order to assess the adequacy of the Corporation's liquidity position, Omega has adopted a liquidity measurement that answers the following three questions:

1. How much cash is on hand or could be raised over the next 30 days without any principal loss on the assets?
2. If adverse publicity was released about the industry or the Corporation, what is the ability of Omega to meet depositor needs? This would be the run on the bank or worst-case scenario.
3. What are the funding requirements through the next 90 days?

When measuring liquidity, total liquid assets must be determined. This includes cash on hand, federal funds sold, market value of U.S. Treasury and Agency securities not pledged, loans that could be sold within 30 days, cash from investment or loan maturities within 30 days and any other readily marketable assets.

Total short-term liabilities must also be determined to measure liquidity. Total short-term liabilities include federal funds purchased, repurchase agreements, certificates of deposit over $100,000 scheduled to mature within 30 days, and an estimated amount of retail deposit withdrawals.

The short-term liabilities are deducted from the liquid assets to determine a surplus or deficit and a percentage of total assets is determined. At December 31, 2006, total liquid assets were $251.1 million while short-term liabilities were $113.8 million. This left a surplus of liquid assets of $137.3 million, or 7.6%, of total assets.

Management believes that a surplus of not less than 5% is adequate. The Corporation actively manages liquidity at this level and has developed reasonable liquidity contingency plans, including ensuring available alternative funding sources to maintain adequate liquidity under a variety of business conditions.

The investment portfolio, due to its relatively short average life, has the ability to provide additional liquidity if necessary. When developing investment strategies, the Corporation considers runoff of assets and expected future funding needs.

If required, due to unforeseen circumstances, Omega has the ability to increase its liquidity through the sale of assets, primarily financial instruments. As disclosed in Note 20 of Notes to the Consolidated Financial Statements, Omega's total financial assets at December 31, 2006 have a fair value in proximity to their aggregate book value; therefore, some of these instruments could be sold if needed for liquidity purposes and their sale would not significantly affect current earnings or capital.

In addition, liquidity can also be provided from off-balance sheet sources. At December 31, 2006, Omega had unsecured federal funds lines totaling $73.5 million. At December 31, 2006, Omega had $3.4 million outstanding against these federal funds lines. Another source of liquidity is the Federal Reserve Discount Window. Omega is able to borrow up to 85% of the amount of mortgage collateral pledged and 100% of the market value of investment securities pledged. As of December 31, 2006 the Discount Window provided $18.9 million in additional borrowing capacity. The Corporation does not consider either of these to be a source of long-term liquidity; rather they are used to cover short-term fluctuations in liquidity.

The Corporation is also a member of the Federal Home Loan Bank of Pittsburgh (FHLB), which provides overnight or term funding to the bank with a borrowing limit of $67.0 million. This borrowing limit could be increased to a maximum amount of $565.7 million with the purchase of additional FHLB stock. These borrowings are secured by investment securities and first mortgage residential real estate loans. At December 31, 2006, Omega had $34.2 million outstanding in term loans. (See Note 11 of Notes to the Consolidated Financial Statements.)

The Corporation's primary source of long-term liquidity is a large core deposit base and a strong capital position. Another measure of liquidity is the average loan to deposit ratio. This ratio was 85.61% at December 31, 2006 and 84.31% at December 31, 2005. Management's target range for this ratio is 70% to 85%. Management believes that Omega has a relatively stable deposit base with no major seasonal depositor or group of depositors. However, management recognizes that a significant risk to liquidity is the level and mix of deposits. Due to the uncertain rate environment over the past year, customers have shifted funds from longer-term deposits and other alternative investments, into liquid core accounts and short-term certificates. Continued increases in interest rates, improved economic activity and confidence in the stock market, may result in depositors shifting funds back to longer-term deposits or other alternative investments. This could require the Corporation to replace those funds with higher cost borrowings in the future.

Off-Balance Sheet Arrangements, Contractual Obligations and Commitments

Off-Balance Sheet Arrangements—The Corporation has numerous off-balance sheet loan obligations that exist in order to meet the financing needs of its customers. These include commitments to extend credit, unused lines of credit as well as standby letters of credit. (See Note 21 of Notes to the Consolidated Financial Statements.) Because many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation does not expect that these commitments will have an adverse effect on its liquidity position.

Contractual Obligations—Presented below are the significant contractual obligations of the Corporation as of December 31, 2006, in thousands of dollars. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

			Payments Due by Period			
	Note Reference	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Certificates of deposits[a]	10	$ 567,051	$ 410,270	$ 98,736	$59,881	$ 164
Other deposits[b]		708,732	708,732	—	—	—
Other interest-bearing liabilities		858	858			
Federal funds borrowed and security repurchase agreements[a]	11	57,119	57,119	—	—	—
Borrowed funds[a]	11	8,628	8,628	—	—	—
Junior subordinated debentures[a]	12	157,708	3,955	7,909	7,909	137,935
Long-term debt[a]	11	31,451	2,708	15,059	12,028	1,656
Operating lease obligations	13	2,079	553	688	284	554
Supplemental executive retirement plan	19	3,082	282	604	671	1,525
Purchase obligations third-party data processor contract	23	11,264	2,112	4,224	4,224	704
Total		$1,547,972	$1,195,217	$125,220	$84,997	$142,538

(a) Includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2006. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(b) Excludes interest.

Table 5
Maturity Distribution as of December 31, 2006
(In thousands)
Remaining Maturity/Earliest Possible Re-Pricing

	Three Months or Less	Over Three Months But Within Six Months	Over Six Months But Within One Year	Over One Year But Within Five Years	Over Five Years	Total
Interest Earning Assets						
Interest-bearing deposits	$ 11,973	$ 100	$ —	$ —	$ —	$ 12,073
Investment securities:						
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations	52,083	25,688	35,025	74,184	—	186,980
Obligations of state and political subdivisions	—	496	2,295	1,705	—	4,496
Corporate and other securities	192	800	840	1,208	199	3,239
Mortgage-backed securities	4,817	4,874	9,924	69,744	—	89,359
Stocks	—	—	—	—	19,820	19,820
Investment in unconsolidated subsidiary	—	—	—	—	1,625	1,625
Trading account assets	48	—	—	—	—	48
Loans:						
Commercial, financial and agricultural	145,341	8,153	21,241	60,499	15,672	250,906
Real estate—commercial	124,677	24,606	51,346	211,507	19,926	432,062
Real estate—construction	18,416	604	663	1,693	186	21,562
Real estate—mortgage	2,890	9,730	17,316	104,854	83,314	218,104
Home equity	40,481	3,917	7,588	54,015	58,799	164,800
Personal (net of unearned discount	14,777	3,900	7,027	19,286	610	45,600
Lease financing (net of unearned interest)	417	371	777	17,793	—	19,358
Total Interest Earning Assets	416,112	83,239	154,042	616,488	200,151	1,470,032
Interest Bearing Liabilities						
Demand deposits	164,157	—	—	208,846	—	373,003
Savings deposits	69,931	—	36,616	69,931	—	176,478
Certificates of deposit over $100,000	27,100	14,887	27,420	23,538	146	93,091
Time deposits	102,514	81,311	143,331	122,831	869	450,856
Short-term borrowings	65,712	—	—	—	—	65,712
Junior subordinated debt	125	125	249	38,683	17,011	56,193
Long-term debt	352	358	733	26,347	87	27,877
Other interest bearing liabilities	858	—	—	—	—	858
Total Interest Bearing Liabilities	430,749	96,681	208,349	490,176	18,113	1,244,068
Gap	$ (14,637)	$(13,442)	$ (54,307)	$126,312	$182,038	$ 225,964
Cumulative Gap	$ (14,637)	$(28,079)	$ (82,386)	$ 43,926	$225,964	
Cumulative sensitivity ratio	0.97	0.95	0.89	1.04	1.18	
Commercial, financial and agricultural loans maturing after one year with:						
Fixed interest rates				$ 24,091	$ 15,420	$ 39,511
Variable interest rates				36,408	252	36,660
Total				$ 60,499	$ 15,672	$ 76,171

Report of Independent Registered Public Accounting Firm
Report on Consolidated Financial Statements

The Shareholders and Board of Directors
Omega Financial Corporation

We have audited the accompanying consolidated balance sheets of Omega Financial Corporation (Omega) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Omega's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Financial Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2006 Omega changed its method for the recognition of stock-based compensation expense in accordance with Financial Accounting Standards Board Statement 123(R), *Share Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Omega Financial Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Pittsburgh, Pennsylvania
March 9, 2007

Reports of Independent Registered Public Accounting Firm
Report on Effectiveness of Internal Control Over Financial Reporting

The Board of Directors and Shareholders
of Omega Financial Corporation

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting that Omega Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Omega Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of Omega Financial Corporation's internal control over financial reporting included controls over the preparation of financial statements in accordance with the instructions for the preparation of Consolidated Financial Statements for Bank Holding Companies (Form FRY-9C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Omega Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Omega Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omega Financial Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Omega Financial Corporation and our report dated March 9, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Pittsburgh, Pennsylvania
March 9, 2007

Report of Management on Internal Control Over Financial Reporting

Omega Financial Corporation's (Omega) management is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of Omega's internal control over financial reporting as of December 31, 2006, in relation to criteria for effective internal control over financial reporting as described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2006, Omega's system of internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, an independent registered public accounting firm, audited the consolidated financial statements included in this annual report and issued an attestation report on management's assessment of Omega's internal control over financial reporting.



Donita R. Koval
President and Chief Executive Officer



Daniel L. Warfel
Executive Vice President and Chief Financial Officer

State College, Pennsylvania
March 9, 2007

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,	
	2006	2005
ASSETS		
Cash and due from banks	$ 56,225	$ 56,194
Interest bearing deposits with other banks	12,073	8,908
Trading securities	48	468
Investment securities available for sale	291,807	347,300
Other investments	12,087	6,055
Investment in unconsolidated subsidiary	1,625	1,625
Loans held for sale	204	264
Total portfolio loans	1,152,188	1,214,591
Less: Allowance for loan losses	(17,344)	(15,482)
Net portfolio loans	1,134,844	1,199,109
Premises and equipment, net	30,861	35,997
Other real estate owned	512	956
Bank-owned life insurance	76,341	75,144
Investment in limited partnerships	5,763	6,612
Core deposit intangibles	5,641	6,729
Other intangibles	1,085	1,193
Goodwill	159,387	159,191
Assets of discontinued operations	—	4,599
Other assets	27,315	29,635
TOTAL ASSETS	$1,815,818	$1,939,979
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	$ 232,335	$ 236,683
Interest bearing	1,093,428	1,185,847
Total deposits	1,325,763	1,422,530
Short-term borrowings	65,712	90,153
ESOP debt	1,481	1,845
Junior subordinated debentures	56,193	56,692
Long-term debt	27,877	36,322
Other interest bearing liabilities	858	882
Liabilities of discontinued operations	—	156
Other liabilities	12,723	12,909
TOTAL LIABILITIES	1,490,607	1,621,489
Shareholders' Equity		
Preferred stock, par value $5.00 per share: Authorized—5,000,000 shares, none issued		
Common stock, par value $5.00 per share: Authorized—25,000,000 shares; Issued— 12,823,471 shares at December 31, 2006; 12,670,323 shares at December 31, 2005	64,133	63,368
Outstanding— 12,622,802 shares at December 31, 2006; 12,599,508 shares at December 31, 2005		
Capital surplus	103,149	99,874
Retained earnings	164,653	159,583
Accumulated other comprehensive income	313	(1,226)
Unearned compensation related to ESOP debt	(859)	(1,125)
Cost of common stock in treasury: 200,669 shares at December 31, 2006; 70,815 shares at December 31, 2005;	(6,178)	(1,984)
TOTAL SHAREHOLDERS' EQUITY	325,211	318,490
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,815,818	$1,939,979

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

(In thousands, except share data)

	Twelve Months Ended December 31,		
	2006	2005	2004
INTEREST INCOME:			
Interest and fees on loans	$81,103	$78,907	$53,396
Interest and dividends on investment securities	12,518	11,231	8,418
Other interest income	1,166	1,037	557
TOTAL INTEREST INCOME	94,787	91,175	62,371
INTEREST EXPENSE:			
Interest on deposits	25,966	21,691	12,964
Interest on short-term borrowings	2,731	2,336	1,302
Interest on long-term debt and other interest bearing liabilities	5,024	5,478	2,400
TOTAL INTEREST EXPENSE	33,721	29,505	16,666
NET INTEREST INCOME	61,066	61,670	45,705
Provision for loan losses	3,896	1,202	(300)
INCOME FROM CREDIT ACTIVITIES	57,170	60,468	46,005
OTHER INCOME:			
Service fees on deposit accounts	10,130	9,344	7,076
Service fees on loans	1,635	1,380	1,547
Earnings on bank-owned life insurance	2,413	2,299	1,581
Trust fees	4,063	4,140	3,619
Investment and insurance product sales	2,942	3,051	1,776
Gain on the early extinguishment of debt	—	1,043	570
Gain (loss) on sale of loans and other assets	2,380	(376)	(102)
Net gains on the sale of investment securities	389	2,327	963
Other	4,934	4,681	2,958
TOTAL OTHER INCOME	28,886	27,889	19,988
OTHER EXPENSE:			
Salaries and employee benefits	29,398	29,382	22,538
Net occupancy expense	4,318	4,208	2,760
Equipment expense	4,571	4,195	3,234
Data processing service	2,642	2,521	1,839
Pennsylvania shares tax	2,765	1,780	1,705
Amortization of intangible assets	882	825	362
Other	15,033	16,470	11,112
TOTAL OTHER EXPENSE	59,609	59,381	43,550
Income before income taxes and discontinued operations	26,447	28,976	22,443
Income tax expense	5,702	6,213	5,357
Income from continuing operations	20,745	22,763	17,086
DISCONTINUED OPERATIONS:			
Income from discontinued operations, net of tax	446	112	(65)
Loss on disposal of discontinued operations, net of tax	(760)	—	
Income (loss) from discontinued operations	(314)	112	(65)
NET INCOME	$20,431	$22,875	$17,021
Net income per common share			
Basic	$ 1.62	$ 1.82	$ 1.79
Diluted	$ 1.62	$ 1.81	$ 1.78
Net income per common share from continuing operations			
Basic	$ 1.65	$ 1.81	$ 1.80
Diluted	$ 1.65	$ 1.80	$ 1.79
Net income (loss) per common share from discontinued operations			
Basic	$ (0.02)	$ 0.01	$ (0.01)
Diluted	$ (0.02)	$ 0.01	$ (0.01)
Weighted-average shares and equivalents			
Basic	12,577	12,601	9,484
Diluted	12,610	12,645	9,579

The accompanying notes are an integral part of these statements.

Omega Financial Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

(In thousands, except share data)

	Periods Ended December 31, 2004, 2005, 2006						
	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Compensation	Cost of Common Stock In Treasury	Total
Balance at December 31, 2003	$50,242	$ 15,711	$146,430	$ 5,209	$(1,624)	$(48,529)	$167,439
Comprehensive income:							
Net income			17,021				
Change in unrealized securities gains, net				(1,683)			
Total comprehensive income							15,338
Common dividends declared—$1.20 per share			(11,388)				(11,388)
Amortization of unearned compensation					250		250
Tax benefit from employee stock options			139				139
Tax benefit from dividends paid to ESOP on unallocated common stock			47				47
Issuance of 2,457,571 shares for acquisition of Sun Bancorp, Inc.	12,288	78,817				51,017	142,122
Value of options assumed in Sun acquisition		1,853					1,853
Purchase of treasury stock—73,212 shares						(2,488)	(2,488)
Exercised employee stock options—87,585 shares	438	1,989					2,427
Balance at December 31, 2004	62,968	98,370	152,249	3,526	(1,374)	—	315,739
Comprehensive income:							
Net income			22,875				
Change in unrealized securities gains, net				(4,752)			
Total comprehensive income							18,123
Common dividends declared—$1.24 per share			(15,651)				(15,651)
Amortization of unearned compensation					249		249
Tax benefit from employee stock options			70				70
Tax benefit from dividends paid to ESOP on unallocated common stock			40				40
Purchase of treasury stock—67,069 shares						(1,864)	(1,864)
Employer stock held in Rabbi Trusts—3,746 shares						(120)	(120)
Exercised employee stock options—53,554 shares	400	1,504					1,904
Balance at December 31, 2005	63,368	99,874	159,583	(1,226)	(1,125)	(1,984)	318,490
Comprehensive income:							
Net income			20,431				
Change in unrealized securities gains, net				1,539			
Total comprehensive income							21,970
Common dividends declared—$1.24 per share			(15,639)				(15,639)
Amortization of unearned compensation					266		266
Tax benefit from employee stock options			245				245
Tax benefit from dividends paid to ESOP on unallocated common stock			33				33
Purchase of treasury stock—133,600 shares						(4,194)	(4,194)
Exercised employee stock options—153,148 shares	765	3,275					4,040
Balance at December 31, 2006	$64,133	$103,149	$164,653	$ 313	$ (859)	$ (6,178)	$325,211

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 20,431	$ 22,875	$ 17,021
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,919	4,360	4,463
Provision for loan losses and off-balance sheet reserve	3,854	1,171	(300)
Gain on sale of investment securities	(394)	(2,327)	(963)
Gain on early extinguishment of debt	—	(1,043)	(570)
Non-monetary gift	16	45	43
Gain on sale of fixed assets and other property owned	(3,745)	(13)	120
Loss on sale of loans and leases	(16)	415	(18)
Provision for deferred income tax	495	2,022	2,315
Increase in cash surrender value of bank-owned life insurance	(2,414)	(2,299)	(1,582)
(Increase) decrease in interest receivable and other assets	196	5,321	(217)
Increase (decrease) in interest payable	185	54	2,050
Increase in taxes payable	332	411	1,250
Amortization of deferred net loan (fees) costs	396	(307)	(380)
Deferral of net loan fees	(642)	268	652
Decrease in accounts payable and accrued expenses	(694)	(2,223)	(6,429)
Total adjustments	3,488	5,855	434
Net cash provided by operating activities	23,919	28,730	17,455
Cash flows from investing activities:			
Investment securities available for sale:			
Proceeds from sales	33,514	60,854	129,742
Proceeds from maturities	113,005	54,507	105,326
Cash used for purchases	(95,053)	(147,487)	(112,733)
Investment in unconsolidated subsidiary	—	—	(1,114)
Net cash paid for acquisition of Sun Bancorp, Inc.	—	—	(23,244)
Proceeds from sale of trading securities	435	—	—
(Increase) decrease in interest bearing deposits with other banks	(3,165)	22,214	(18,118)
Decrease in loans and leases	30,359	82,387	51,982
Gross proceeds from sale of loans and leases	29,595	29,905	67,700
Return of capital (investment) in limited partnership	(79)	1,004	(205)
Capital expenditures	(2,318)	(6,288)	(3,213)
Sale of fixed assets and other property owned	7,605	2,329	8,945
Sale of liabilities	(205)	—	—
Sale of Sentry Trust, net	4,875	—	—
Payout from bank-owned life insurance	1,217	—	—
(Increase) decrease in federal funds sold	—	36,350	(18,500)
Net cash provided by investing activities	119,785	135,775	186,568

The accompanying notes are an integral part of these statements.

(continued on next page)

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from financing activities:			
Net decrease in demand deposits, checking with interest and savings	$ (68,108)	$ (64,722)	$ (31,450)
Net change in time deposits	4,434	(13,420)	(10,493)
Deposits and other liabilities sold	(31,407)	—	—
(Decrease) increase in short-term borrowings, net	(33,041)	(5,206)	14,452
Issuance of junior subordinated debt	—	—	37,114
Issuance of long-term debt	1,500	10,000	17,000
Principal payment on long-term debt	(1,355)	(67,257)	(198,728)
Net change in other interest bearing liabilities	97	28	41
Payment of fee to terminate swap arrangement	—	—	(5,053)
Dividends paid	(15,639)	(15,651)	(11,388)
Issuance of common stock	4,040	1,904	2,427
Acquisition of treasury stock	(4,194)	(1,864)	(2,488)
Net cash used in financing activities	(143,673)	(156,188)	(188,566)
Net increase in cash and cash equivalents	$ 31	$ 8,317	$ 15,457
Cash and cash equivalents at beginning of period	$ 56,194	$ 47,877	$ 32,420
Cash and cash equivalents at end of period	56,225	56,194	47,877
Net increase in cash and cash equivalents	$ 31	$ 8,317	$ 15,457
Interest paid	$ 33,546	$ 29,451	$ 16,505
Income taxes paid	5,720	448	3,662
Supplemental schedule of noncash investing and financing activities:			
Business acquisition:			
Fair value of tangible assets acquired (noncash)	—	—	960,381
Goodwill and identifiable intangible assets acquired	—	—	174,036
Liabilities assumed	—	—	(967,198)
Stock options	—	—	(1,853)
Common stock issued	—	—	(142,122)
Other noncash activity:			
Transfers of loans to other real estate owned	$ 818	$ 176	$ 411
Transfers of bank property to other real estate owned	—	45	2,277

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

NATURE OF OPERATIONS

Omega Financial Corporation is a financial holding company that provides financial services primarily in central and northeastern Pennsylvania. Consisting of banking and non-bank subsidiaries, Omega Financial Corporation provides retail and commercial banking and other financial services through 64 offices in Bedford, Blair, Cameron, Centre, Clinton, Huntingdon, Juniata, Luzerne, Lycoming, Mifflin, Northumberland, Snyder, and Union counties. Each of Omega's entities are a part of the same reporting segment, whose operating results are regularly reviewed and managed by a centralized executive management group. The bank provides a full range of banking services including on-line banking, an automatic teller machine network, checking accounts, NOW accounts, savings accounts, health savings accounts, money market accounts, investment certificates, fixed rate certificates of deposit, club accounts, secured and unsecured commercial and consumer loans, construction and mortgage loans, safe deposit facilities, credit loans with overdraft checking protection and student loans. The bank subsidiary also provides a variety of trust services and lease servicing. Omega has contracted with a broker-dealer to allow the offering of annuities, mutual funds, stock and bond brokerage services, long-term care insurance and sophisticated life products to its local market. Additionally, in 2004, a full service insurance agency was added to the financial group owned by Omega. Most of Omega Financial Corporation's commercial customers are small and mid-sized businesses located in central and northeastern Pennsylvania.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Omega Financial Corporation and its wholly owned subsidiaries conform to accounting principles generally accepted in the United States and to general financial services industry practices. A summary of the more significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

Accounting Research Bulletin 51 (ARB 51), "Consolidated Financial Statements," requires a company's consolidated financial statements to include subsidiaries in which the company has a controlling financial interest. This requirement usually has been applied to subsidiaries in which a company has a majority voting interest. Investments in companies in which the Corporation controls operating and financing decisions (principally defined as owning a voting or economic interest greater than 50%) are consolidated. Investments in companies in which the Corporation has significant influence over operating and financing decisions (principally defined as owning a voting or economic interest of 20% to 50%) and limited partnership investments are generally accounted for by the equity method of accounting. Entities whose equity holders do not have voting rights or whose equity is insufficient to support its activities are consolidated if the Corporation is deemed to absorb a majority of the risk of loss or returns.

The voting interest approach defined in ARB 51 is not applicable in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks. In such instances, Financial Accounting Standards Board Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities (VIE), provides guidance on when a company should include in its financial statements the assets, liabilities and activities of another entity. In general, a VIE is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitles it to receive a majority of the entity's residual returns or both. A company that consolidates a VIE is called the primary beneficiary of that entity. Omega is not deemed to be the primary beneficiary of any VIEs as of December 31, 2006 or December 31, 2005.

The consolidated financial statements include the accounts of Omega Financial Corporation and its wholly owned subsidiaries (hereafter collectively referred to as "Omega" or the "Corporation"): Omega Bank ("Omega Bank"), Central Pennsylvania Investment Co., Central Pennsylvania Life Insurance Co., Central Pennsylvania Leasing, Inc., Mid Penn Insurance Associates ("Mid Penn"), Beacon Life Insurance Co. and Central Pennsylvania Real Estate, Inc. Omega Bank's wholly owned subsidiaries include Bank Capital Services Corporation, SUBI Services, LLC, Sun Investment Services, Inc. and Omega Financial Company LLC. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Business Combinations

Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of the acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition. Refer to Note 3 for further discussion.

Cash and Cash Equivalents

Cash equivalents consist of non-interest bearing deposits with other banks.

Investment Securities

Securities classified as available for sale, which include marketable investment securities, are stated at market value with the unrealized gains and losses, net of tax, reported as a component of comprehensive income until realized. Investment securities for which management has the positive intent and ability to hold the security to maturity are classified as held to maturity and are stated at cost, adjusted for amortization of premium and accretion of discount on a level-yield basis. Interest and dividends on investment securities available for sale and held to maturity are recognized as income when earned. Gains or losses on the disposition of securities are based on the net proceeds and the adjusted carrying amount of the securities sold, determined on a specific identification basis (see Note 5).

Omega's policy requires quarterly reviews of impaired securities. This review includes analyzing the length of time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer and the intent and ability of the Corporation to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.

Securities classified as trading consist of assets held in Rabbi Trusts, including U.S. treasury notes, mutual funds and cash equivalents and are stated at market value. Realized gains and losses and unrealized changes in fair value are reported in earnings.

Other investments include Federal Reserve Bank and Federal Home Loan Bank stock.

Loans

Loans are stated at the principal amounts outstanding, net of unearned income. Interest income on all loans, other than non-accrual loans, is accrued over the term of the loans based on the amount of principal outstanding.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of principal or interest. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to interest and principal, and when, in the judgment of management, the loan is estimated to be well secured and fully collectible as to both principal and interest. It is Omega's policy to continue to accrue interest on loans over 90 days past due as long as they are (1) well secured and (2) there is an effective means of collection.

Loans are considered for charge-off when:

1. Principal or interest has been in default for 120 days or more and for which no payment has been received during the previous four months;
2. All collateral securing the loan has been liquidated and a deficiency balance remains;
3. A bankruptcy notice is received for an unsecured loan; or
4. The loan is deemed to be uncollectible for any other reason.

Loans charged off are recorded against the allowance for loan losses.

Management routinely evaluates all of its commercial loan accounts for impairment status. Management defines an impaired loan as a commercial loan over $0.1 million and classified as doubtful or substandard, in non-accrual status, or a loan classified as a troubled debt restructuring. Impairment is recognized to the extent that the fair value of the collateral of the impaired loan is less than the loan balance. The difference between the collateral's fair value and the loan balance is factored into the loan loss reserve specific allocations when determining the adequacy of the allowance for loan losses.

Loans, other than commercial loans, are placed in homogenous groups and historical loss factors are applied to determine the amount of impairment. The homogenous groups are consumer installment loans and residential mortgages.

The Corporation's intent is to hold loans in the portfolio until maturity. At the time the Corporation's intent is no longer to hold loans to maturity based on asset/liability management practices, the Corporation transfers loans from portfolio to held for sale at the lower of cost or market value on an aggregate basis. Any write-down recorded upon transfer is charged against the allowance for loan losses. Any write-downs recorded after the initial transfers are recorded as a charge to Other Non-Interest Expense. Gains or losses recognized upon sale are recorded as Other Non-Interest Income/Expense.

Loan Origination Fees and Costs

Loan origination fees and related direct origination costs for a given loan are offset and the net amount is deferred and amortized over the life of the loan on a level-yield basis as an adjustment to interest income.

Allowance for Loan Losses

For financial reporting purposes, the provision for loan losses charged to current operating income is based on management's estimates, and actual losses may vary from estimates. These estimates are reviewed and adjusted at least quarterly and are reported in earnings in the periods in which they become known. In determining the adequacy of the allowance for loan losses, management makes specific allocations to watch list loans and pools of non-watch list loans for various credit risk factors, including the composition and growth of the loan portfolio, overall portfolio quality, levels of delinquent loans, specific problem loans, prior loan loss experience and current economic conditions that may affect a borrower's ability to pay. The loan loss provision for federal income tax purposes is based on current income tax regulations, which allow for deductions equal to net charge-offs.

Other Real Estate Owned

Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned (OREO) and are included in other assets at the lower of fair value minus estimated costs to sell or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses attributable to their disposal are included in other income and other expenses as realized. No depreciation or amortization expense is recognized. OREO also includes bank premises held for sale, which are transferred at the lower of carrying value or estimated fair value less anticipated selling costs. Subsequent changes in value are reported as noninterest expense on the income statement. Gains or losses not previously recognized resulting from the sale of OREO is recognized in noninterest income on the date of sale. At December 31, 2006 and 2005, the carrying value of OREO and held for investment was $0.5 million and $1.0 million, respectively.

Investments in Limited Partnerships

Omega is a limited partner in eight partnerships at December 31, 2006 that provide low income elderly housing in Omega's geographic market area. The carrying value of Omega's investments in limited partnerships was $4.7 million at December 31, 2006 and $5.4 million at December 31, 2005. It is Omega's policy to amortize the investment in each partnership over the life of the 10-year tax credits generated by the investment, using a method that approximates the effective yield method. Amortization of limited partnership investments totaled $0.8 million in 2006 and $0.9 million in 2005.

Omega is also a partner in a partnership at December 31, 2006 and 2005 that provides office space in areas designated as empowerment zones by the Commonwealth of Pennsylvania. The partnership provided Pennsylvania Shares Tax credits to the investor. Carrying value of Omega's investment in the partnership was $1.1 million at December 31, 2006 and $1.2 million at December 31, 2005. It is Omega's policy to amortize the investment in these types of partnerships to 50% of the initial investment over a 10-year period, based upon the expected residual value of the investment. Amortization of the partnership investment totaled $0.06 million in each of 2006 and 2005.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be separately distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. It is Omega's policy that Goodwill be tested at least annually for impairment at the reporting segment level. Goodwill impairment is measured by comparing the implied fair value of goodwill to its carrying value.

Intangible assets with finite lives include core deposits and customer relationships. Intangible assets are subject to impairment testing whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Core deposit and customer relationship intangibles are amortized over a period of time that represents their expected life using a method of amortization that reflects the pattern of economic benefit. Impairment of intangible assets is measured as the difference between present value of future cash flows and its carrying value.

Premises and Equipment and Depreciation

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the straight-line and declining-balance methods, over the estimated useful lives of the assets (see Note 9).

Trust Revenues

Trust revenues are recorded on the accrual basis.

Revenues from the Sales of Investment Products

Revenues from sales of investment products are recorded on the accrual basis. Although customers have the right to cancel and receive a full refund during a time period after the investment is made, reversals of revenue related to these cancellations are recorded in the period when they occur. The amount of revenues related to cancellations is deemed to be immaterial.

Bank-Owned Life Insurance

The cash surrender value of bank-owned life insurance is carried as an asset and changes in cash surrender value are recorded as non-interest income (see Note 8).

Income Taxes

Omega and its subsidiaries, except for Central Pennsylvania Life Insurance Company, file a consolidated federal income tax return. The provision for income taxes is based upon the results of operations, adjusted principally for tax-exempt income. Certain items of income or expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit.

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Stock-Based Compensation

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payments (SFAS 123R), an amendment to SFAS 123, Accounting for Stock-Based Compensation. SFAS 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement became effective January 1, 2006 for all equity awards granted after the effective date and for vesting or modifications of previously issued awards. SFAS 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to vest, exclusive of awards expected to be forfeited. The Corporation adopted SFAS 123R on January 1, 2006, on a modified prospective basis. At December 31, 2005, all awards previously granted by Omega were fully vested and no additional grants were awarded; therefore, there is no related expense recognized in 2006. Future expense will depend on the type, amount, timing and vesting provisions of the share-based compensation granted.

Previous to January 1, 2006, Omega accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and had adopted the disclosure provisions of FASB No. 148, "Accounting for Stock-Based Compensation." The following pro forma information for the years ended December 31, 2005 and 2004, regarding net income and earnings per share assumes the adoption of Statement No. 123 for stock options granted subsequent to December 31, 1994. The estimated fair value of the options were amortized to expense over the vesting period.

The fair value was estimated at the date of grant using a Black-Scholes option-pricing model utilizing various assumptions as disclosed in Note 19. Compensation expense, net of related tax, amounted to $0.2 million and $0.9 million in 2005 and 2004, respectively and is included in the pro forma net income reported below (in thousands, except per share data):

	2005	2004
Net income		
As reported	$22,875	$17,021
Pro forma	22,687	16,124
Basic earnings per share		
As reported	$ 1.82	$ 1.79
Pro forma	1.80	1.70
Diluted earnings per share		
As reported	$ 1.81	$ 1.78
Pro forma	1.79	1.68

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Omega's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

Omega has six stock-based compensation plans, which provide for the granting of qualified and non-qualified stock options to both employees and directors. The plans include the Employee Stock Purchase Plan ("ESPP"), the Stock Option Plan (1986) (the "1986 Plan"), the 1996 Employee Stock Option Plan (the "1996 Plan"), the 2006 Equity Incentive Plan (the "2006 Plan"), the Non-Employee Director Stock Option Plan (1994) (the "1994 Plan") and the 2004 Stock Option Plan for Non-Employee Directors (the "2004 Plan").

No options have been issued under any of these plans in 2006 and all options previously issued were vested prior to January 1, 2006. Therefore, no compensation expense was recognized in 2006.

The ESPP provides for options to purchase common stock of Omega to all employees of Omega and its subsidiaries who meet certain service requirements. ESPP options outstanding at December 31, 2006 have a current weighted-average exercise price of $31.85 and a weighted-average remaining contractual life of 2.24 years. There were 107,284 options outstanding as of December 31, 2006 and all of these options are exercisable.

The 1986 Plan, the 1996 Plan and the 2006 Plan (collectively, the "SOPs" or "the Plans") provide options to purchase common stock of Omega to officers and key employees. Awards under the 2006 Plan can also be granted to Omega's directors. The 2006 Plan also authorizes awards of stock, restricted stock, restricted stock units and other equity awards. No additional grants will be made under the 1986 and 1996 Plans because future grants will be made only under the 2006 Plan. As of December 31, 2006, the aggregate number of shares that may be issued under the Plans are 1,841,738 shares. The SOPs' options outstanding at December 31, 2006 have a weighted-average exercise price of $32.94 and a weighted-average remaining contractual life of 4.53 years. As of December 31, 2006, there are 455,887 options outstanding under these plans and all are exercisable.

The 1994 Plan and the 2004 Plan (collectively, the "Director Plans") provide options to purchase common stock of Omega to the Corporation's directors. No additional awards will be granted under the Director Plans as future options to directors will be granted under the 2006 Plan. Director Plan options outstanding at December 31, 2006 have a weighted-average exercise price of $32.31. As of December 31, 2006, 23,264 of these options were outstanding and exercisable.

Advertising Costs

Advertising costs are generally expensed as incurred.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to segregate balances and results associated with discontinued operations and to conform to the 2006 presentation. The reclassification had no impact on net income.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"), an amendment of FASB Statement No. 140. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Corporation does not expect the adoption of this statement to have a material impact on our consolidated financial condition, results of operations or cash flows.

In June 2006, the Emerging Issues Task Force ("EITF") released Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). This EITF consensus opinion was ratified by the FASB on September 20, 2006. EITF 06-4 requires employers who have entered into a split-dollar life insurance arrangement with an employee that extends to post-retirement periods, to recognize a liability and related compensation costs in accordance with SFAS No. 106, "Accounting for Post Retirement Benefit Obligations" or Accounting Principles Board Opinion No. 12, "Omnibus Opinion." The effective date of EITF No. 06-4 is for fiscal years beginning after December 15, 2007, and the opinion may be adopted through either a cumulative effect adjustment to retained earnings at the beginning of the year of adoption, or through retrospective application to prior periods. The Corporation does not expect the adoption of this statement to have a material impact on our consolidated financial condition, results of operations or cash flows.

In May 2006, the EITF released Issue No. 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, "Accounting for Purchases of Life Insurance" ("EITF 06-05"). This EITF consensus opinion was ratified by the FASB on September 20, 2006. EITF 06-05 provides clarifying guidance on determining the amount that could be realized from a life insurance contract, which is the measurement amount for the asset in accordance with Technical Bulletin 85-4. The effective date of EITF 06-05 is for fiscal years beginning after December 15, 2006, and should be applied as either a change in accounting principle through a cumulative effect adjustment to retained earnings or a change in accounting principle through retrospective application to all prior periods. The Corporation does not expect the adoption of this statement to have a material impact on our consolidated financial condition, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 also requires expanded disclosures, including a roll forward of unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly change within 12 months. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management has determined that the impact of adopting this new accounting standard on the Corporation's consolidated financial statements will not be material.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157 or the Statement). The Statement was issued to define fair value, establish a framework for measuring fair value in generally accepted accounting principles (GAAP), and to expand fair value disclosure requirements. Prior to issuance of this Statement, different definitions of fair value existed within GAAP and there was limited guidance available on applying existing fair value definitions. The statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation does not expect the adoption of this statement to have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2006, FASB also issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158 or the Statement). The Statement requires employers to recognize the over or under funded status of their single-employer pension and postretirement benefit plans as either an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Statement also requires most employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The funded status of a benefit plan shall be measured as the difference between plan assets at fair value and the benefit obligation, which shall be measured as follows: for a pension plan, the benefit obligation is the projected benefit obligation (PBO); for any other postretirement benefit plan, the benefit obligation is the accumulated postretirement benefit obligation. Additionally, the Statement also requires the measurement of the benefit plan's assets and obligations to be measured as of the date of the employer's year-end statement of financial position.

The effective date of SFAS No. 158, for the funded status-reporting requirement, is for fiscal years ending on or after December 15, 2006 (for publicly traded companies or companies close to becoming publicly traded) with retrospective application prohibited. However, the measurement date provision is effective for fiscal years ending after December 15, 2008 and retrospective application is also prohibited, but early adoption is permitted and encouraged. With the exception of the Supplemental Executive Retirement Plan ("SERP"), the Corporation does not provide any pension or other postretirement benefits to its employees. The present value of the supplemental retirement benefits to be paid under the SERP program are currently being accrued over the estimated remaining service period of the officers designated to receive these benefits in accordance with APB 12. Therefore, the new standard will not have any effect on the Corporation's consolidated financial statements.

3. ACQUISITION

On October 1, 2004, Omega completed its acquisition of Sun Bancorp, Inc. ("Sun"), a bank holding company operating 23 retail bank branch offices in central and northeastern Pennsylvania. The acquisition allowed the Corporation to expand its product offerings over a larger geographic area. In the merger, Sun shareholders received either 0.664 shares of Omega common stock for each share of Sun common stock or $23.25 in cash for each share held, depending on shareholder elections and subject to the allocation provisions of the merger agreement. Under the terms of the merger agreement, 20% of the outstanding Sun common stock was exchanged for cash and 80% of the outstanding Sun common stock was exchanged for Omega common stock. In connection with the merger, Omega paid to the former shareholders of Sun, in the aggregate, approximately $35.9 million and issued to the former shareholders of Sun, in the aggregate, approximately 4,117,000 shares of Omega's common stock (excluding approximately 258,000 shares of Omega common stock to be issued upon exercise of options that, pursuant to the merger agreement, were substituted for options that were exercisable for shares of Sun's common stock prior to the merger). The total cost of the transaction was $187.7 million. The common shares issued were valued at $34.52 per share, representing an average of closing market prices of Omega common stock for the period commencing two trading days before, and ending two trading days after, April 20, 2004, the date of the merger agreement.

The assets and liabilities of the acquired entity were recorded on the balance sheet at their estimated fair values as of October 1, 2004, and their results of operations have been included in the consolidated statement of income since that date. The purchase price allocation resulted in recording $161.0 million in goodwill.

The following unaudited pro forma consolidated financial information presents the combined results of operations of Omega and Sun as if the acquisition had occurred as of January 1, 2004.

	For the Year Ended December 31, 2004
	(in thousands, except per share data)
Net interest income	$69,138
Provision for loan losses	2,299
Net interest income after provision for loan losses	66,839
Non-interest income	31,042
Non-interest expense	67,852
Income before income taxes	30,029
Income tax expense	6,341
Net income	$23,688
Net income per common share:	
Basic	$ 1.89
Diluted	1.88
Weighted-average shares and equivalents:	
Basic	12,576
Diluted	12,662

The pro forma results include amortization of fair value adjustments on loans, deposits and debt, amortization of newly created intangibles and post-merger acquisition related charges. The pro forma number of weighted-average common shares outstanding includes adjustments for shares issued for the acquisition and the impact of additional dilutive securities does not assume any incremental share repurchases. The pro forma results presented do not reflect all cost savings or revenue enhancements anticipated from the acquisition and are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of each period presented, nor are they necessarily indicative of future results.

4. RESTRICTIONS ON CASH AND DUE FROM BANKS

Omega's banking subsidiary is required to maintain cash reserve balances with the Federal Reserve Bank. The total required reserve balances were $12.3 million and $11.2 million as of December 31, 2006 and 2005, respectively.

5. INVESTMENT SECURITIES (In Thousands)

Securities Classified as Available for Sale

Type and maturity	December 31, 2006 Amortized Cost	Market Value	Weighted-Avg. Yield	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations					
In one year or less	$107,442	$106,892	3.59%	$ —	$ (550)
After one year through five years	80,763	80,088	4.36	102	(777)
After five years through ten years	—	—	—	—	—
After ten years	—	—	—	—	—
Obligations of state and political subdivisions					
In one year or less	2,800	2,791	4.64	2	(11)
After one year through five years	1,740	1,705	4.83	—	(35)
After five years through ten years	—	—	—	—	—
After ten years	—	—	—	—	—
Corporate and other securities					
In one year or less	1,592	1,583	4.71	—	(9)
After one year through five years	1,473	1,457	4.67	—	(16)
After five years through ten years	—	—	—	—	—
After ten years	192	199	5.86	7	—
Mortgage-backed securities					
In one year or less	172	171	4.64	—	(1)
After one year through five years	73,649	72,845	4.66	72	(876)
After five years through ten years	6,745	6,699	5.04	2	(48)
After ten years	9,811	9,644	4.72	37	(204)
Common stock	4,947	7,733	N/M	2,805	(19)
Investment in unconsolidated subsidiary			N/M	—	—
Total	$291,326	$291,807	4.19%	$3,027	$(2,546)

Securities Classified as Available for Sale

Type and maturity	December 31, 2005 Amortized Cost	Market Value	Weighted-Avg. Yield	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations					
In one year or less	$ 74,885	$ 73,986	2.90%	$ —	$ (899)
After one year through five years	138,681	136,137	3.52	—	(2,544)
After five years through ten years	—	—	—	—	—
After ten years	—	—	—	—	—
Obligations of state and political subdivisions					
In one year or less	32,889	32,861	3.43	56	(84)
After one year through five years	23,351	22,828	2.35	1	(524)
After five years through ten years	50	50	5.30	—	—
After ten years	—	—	—	—	—
Corporate and other securities					
In one year or less	1,002	996	3.49	1	(7)
After one year through five years	2,126	2,095	4.54	—	(31)
After five years through ten years	100	98	4.68	—	(2)
After ten years	192	199	5.87	7	—
Mortgage-backed securities					
In one year or less	7	7	4.43	—	—
After one year through five years	53,175	51,983	4.31	2	(1,194)
After five years through ten years	2,794	2,758	4.67	4	(40)
After ten years	14,016	13,894	4.46	64	(186)
Common stock	5,917	9,408	N/M	3,507	(16)
Total	$349,185	$347,300	3.47%	$3,642	$(5,527)

Securities classified as Available for Sale	December 31, 2004				
Type and maturity	Amortized Cost	Market Value	Weighted-Avg. Yield	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations					
In one year or less	$ 7,072	$ 7,056	2.51%	$ 8	$ (24)
After one year through five years	127,151	125,874	2.81	29	(1,306)
After five years through ten years	—	—	—	—	—
After ten years	—	—	—	—	—
Obligations of state and political subdivisions					
In one year or less	31,449	31,483	2.43	96	(62)
After one year through five years	43,614	43,824	3.00	516	(306)
After five years through ten years	200	201	3.37	1	—
After ten years	5,365	5,411	3.84	51	(5)
Corporate and other securities					
In one year or less	1,048	1,045	3.81	—	(3)
After one year through five years	2,100	2,090	3.84	7	(17)
After five years through ten years	200	200	4.36	—	—
After ten years	687	699	8.63	12	—
Mortgage-backed securities					
In one year or less	131	131	4.10	—	—
After one year through five years	19,591	19,631	4.08	86	(46)
After five years through ten years	17,905	18,051	3.80	162	(16)
After ten years	49,363	49,868	3.96	517	(12)
Common stock	7,320	13,056	N/M	5,736	—
Total	$313,196	$318,620	3.16%	$7,221	$(1,797)

N/M = Not meaningful

Income on certain obligations of state and political subdivisions is exempt from federal income tax. Total investment portfolio yields computed on a tax equivalent basis (using a 35% tax rate) were 4.20%, 3.71%, and 3.52% as of December 31, 2006, 2005, and 2004, respectively. Total weighted-average yield does not include the common stock holdings.

Certain obligations of the U.S. Government and state and political subdivisions are pledged to secure public monies as required by law and for other purposes. The carrying value of the pledged assets amounted to $181.0 million, $235.2 million, and $229.3 million at December 31, 2006, 2005, and 2004, respectively.

In addition to cash received from the scheduled maturities of securities, some investments securities are sold at current market values during the course of normal operations. The following is a summary of proceeds received from all investment securities transactions, and the resulting realized gains and losses (in thousands):

	2006	2005	2004
Gross proceeds from securities transactions	$146,519	$115,361	$234,152
Realized gains	816	2,371	963
Realized losses	427	44	—

Unrealized losses recognized in 2006 were the result of management's restructuring of tax-free investments. In order to improve the Corporation's tax position, $21.0 million in tax-free municipal bonds were sold, resulting in a loss of $0.4 million.

Unrealized losses recognized in 2005 were the result of management's continued restructuring of the fixed income investment portfolio acquired from Sun. As part of this restructuring, investment securities with a total amortized cost of $48.6 million were liquidated in 2005, providing gains of $0.4 million and losses of $0.04 million. The average remaining maturity of the securities sold was 12.5 years, which exceeds the two to five-year maturity period that Omega considers acceptable for its current interest rate risk position.

In accordance with the disclosure requirements of EITF 03-01, the following table shows gross unrealized losses and fair value, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005 (in thousands):

	December 31, 2006			
	Less Than 12 Months		12 Months or Longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations	$ 25,512	$ (96)	$136,818	$(1,231)
Obligations of state and political subdivisions	1,178	(17)	1,316	(29)
Corporate and other securities	102	(2)	1,586	(23)
Mortgage-backed securities	17,283	(42)	56,078	(1,087)
Debt securities	44,075	(157)	195,798	(2,370)
Common stock	144	(19)	—	—
Total temporarily impaired securities	$ 44,219	$ (176)	$195,798	$(2,370)

	December 31, 2005			
	Less Than 12 Months		12 Months or Longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations	$ 88,226	$ (894)	$121,897	$(2,549)
Obligations of state and political subdivisions	13,923	(148)	19,300	(460)
Corporate and other securities	969	(10)	1,320	(30)
Mortgage-backed securities	47,865	(1,012)	18,482	(408)
Debt securities	150,983	(2,064)	160,999	(3,447)
Common stock	147	(16)	—	—
Total temporarily impaired securities	$151,130	$(2,080)	$160,999	$(3,447)

The unrealized losses noted above are considered to be temporary impairments as all of the investments are debt securities whose decline in value is due only to interest rate fluctuations. As a result, the payment of contractual cash flows, including principal repayment, is not at risk. Management has the intent and ability to hold these investments until market recovery or maturity. Investments with unrealized losses for less than 12 months, includes 8 investments in U.S. Government agency debt securities, 3 investments in obligations of state and municipal subdivisions, 4 investments in corporate securities, 7 investments in mortgage-backed securities and 3 equity issues. These securities have maturity or prerefund dates ranging from April 2007 to March 2012. The unrealized loss position for each security ranges from .02% to 2.27% of the securities' amortized cost as of December 31, 2006. Investments with unrealized losses for 12 months or longer include 61 investments in U.S. Government agency debt securities, 4 investments in obligations of state and municipal subdivisions, 10 investments in corporate securities and 35 investments in mortgage-backed securities. These securities have maturity or prerefund dates ranging from January 2007 to May 2027. The unrealized loss position for each security ranges from .01% to 4.07% of the securities' amortized cost as of December 31, 2006.

6. PORTFOLIO LOANS AND LOANS AVAILABLE FOR SALE

Loans outstanding (including loans available for sale) at the end of each year consisted of the following (in thousands):

	December 31,				
	2006	2005	2004	2003	2002
Commercial, financial and agricultural	$ 250,906	$ 271,162	$ 271,650	$111,471	$116,833
Real estate—commercial	432,062	465,724	501,394	338,703	293,010
Real estate—construction	21,562	22,000	25,301	17,598	36,690
Real estate—mortgage	218,104	242,606	277,208	197,656	195,180
Home equity	164,800	137,496	133,077	90,612	92,500
Personal	45,602	63,687	107,859	32,059	45,445
Lease financing	23,143	14,045	13,387	46	172
Unearned interest	(3,787)	(1,865)	(1,626)	(1)	(11)
Total	$1,152,392	$1,214,855	$1,328,250	$788,144	$779,819
Non-accrual loans	$ 21,001	$ 6,562	$ 5,220	$ 2,588	$ 3,125

Interest income not recorded on non-accrual loans in 2006, 2005, and 2004 was $1.5 million, $0.4 million, and $0.3 million, respectively.

The aggregate amount of demand deposits that have been reclassified as loan balances at December 31, 2006 and 2005 are $5.0 million and $1.8 million, respectively. Included in the amounts above are $2.1 million and $2.3 million in net deferred loan fees as of December 31, 2006 and 2005, respectively

Omega has a diversified loan portfolio, however, at December 31, 2006, there was one industry where concentration of credit equaled 10% or more of total outstanding loans. Outstanding loans in the real estate rental industry totaled $152.3 million, or 13.2% of total outstanding loans. Omega's business activities are geographically concentrated throughout central and northeastern Pennsylvania. A substantial portion of its debtors' ability to honor their obligations is dependent upon the economy in central and northeastern Pennsylvania.

Pledged Loans

As of December 31, 2006 there were no borrowings outstanding at the Federal Reserve. However, 1–4 family mortgage loans are pledged as collateral for any Federal Reserve Discount Window borrowings. The balance of the loans pledged for this purpose at December 31, 2006 was $4.5 million with a collateral value of $3.9 million.

Omega must maintain sufficient qualifying collateral with the Federal Home Loan Bank (FHLB), in order to secure all loan and credit products. Therefore, a Master Collateral Agreement has been entered into which pledges all mortgage related assets as collateral for future borrowings. Mortgage related assets could include loans or investments. As of December 31, 2006, the amount of loans included in qualifying collateral was $316.2 million, for a collateral value of $260.5 million.

7. ALLOWANCE FOR LOAN LOSSES

Omega maintains an allowance for loan losses and for lending-related commitments to provide for the risk of loss inherent in the process of extending credit.

A summary of the transactions in the allowance for loan losses for the last five years (in thousands) is shown below. At December 31, 2006, $5.3 million of the loan loss reserve was specifically allocated to one large commercial borrower who is working through the bankruptcy re-organization process. Omega has estimated and provided for probable losses related to this $16.8 million credit, however, evaluations of the credit continue. The ongoing analysis may cause this estimate to change in the future and actual losses resulting from this credit may differ materially from this initial estimate.

Omega has 18 credit relationships with exposure individually greater than $10.0 million. The total outstanding loan exposure to these 18 commercial customers at December 31, 2006 was $172.0 million. These loans are all secured with real estate, accounts receivable, inventory or marketable collateral. Two of the facilities required an allocation of the allowance for loan losses at year-end, including the previously mentioned $16.8 million credit as well as a $0.3 million allocation for a $15.8 million credit.

The activity for 2004 reflects the allowance recorded by Sun and transferred to Omega for loans acquired in the acquisition. Subsequent to the acquisition, Omega sold $67.0 million of lease financing loans acquired from Sun and reclassified a portfolio of mobile home loans also acquired from Sun totaling $22.5 million to loans held for sale, and reflected a charge-off against the allowance for loan losses of $1.5 million, which is included in personal and lease financing loans below. In addition, during the fourth quarter 2004, Omega took a charge-off of $1.0 million (consisting of $0.7 million of a commercial real estate charge-off and $0.3 million of commercial business charge-off for a commercial loan which was subject to a bankruptcy liquidation):

A summary of the transactions in the allowance for loan losses for the last five years follows (in thousands):

	Years Ended December 31,				
	2006	2005	2004	2003	2002
Balance of allowance—beginning of period	$15,482	$15,644	$10,569	$11,052	$11,224
Loans charged off:					
Commercial, financial and agricultural	160	368	672	134	25
Real estate—commercial	547	165	698	176	219
Real estate—mortgage	1,443	314	907	126	88
Personal and lease financing loans	398	889	1,445	561	602
Total charge-offs	2,548	1,736	3,722	997	934
Recoveries of loans previously charged off:					
Commercial, financial and agricultural	77	78	8	11	57
Real estate—commercial	20	10	17	3	7
Real estate—mortgage	303	48	6	60	2
Personal and lease financing loans	250	236	152	90	66
Total recoveries	650	372	183	164	132
Net charge-offs	1,898	1,364	3,539	833	802
Provision (credit) for loan losses	3,896	1,202	(300)	350	630
Allowance acquired through bank purchase	—	—	9,505	—	—
Reclassification of off balance sheet liability	—	—	(591)	—	—
Allocation to assets sold	136	—	—	—	—
Balance of allowance—end of period	$17,344	$15,482	$15,644	$10,569	$11,052
Ratio of net charge-offs during period to average loans outstanding	0.16%	0.11%	0.38%	0.11%	0.10%

Omega has certain loans in its portfolio that are considered to be impaired in accordance with SFAS No. 114 as amended by SFAS No. 118. It is the policy of the Corporation to recognize income on impaired loans on a cash basis, only to the extent that it exceeds principal balance recovery. Following is a summary of impaired loan data as of the date of each balance sheet presented.

	2006	2005	2004
Impaired loans:			
Recorded investment at period end	$20,272,000	$5,676,000	$2,475,000
Impaired loan balance for which there is a related allowance	20,272,000	5,676,000	2,475,000
Amount of allowance for impaired loans	6,677,538	1,217,000	755,000
Impaired loan balance for which there is no related allowance	—	—	—
Average recorded investment	21,866,767	4,933,000	1,597,000
Interest income recognized (on a cash basis)	1,189,000	138,000	55,000

8. BANK-OWNED LIFE INSURANCE

Omega holds bank-owned life insurance (BOLI), with a cash surrender value of $76.3 million and $75.1 million at December 31, 2006 and 2005, respectively. The cash surrender value on the BOLI increased by $1.2 million, $2.3 million, and $1.6 million in 2006, 2005 and 2004, respectively. The increase in cash surrender value in 2006 was the result of $2.4 million in earnings, recorded as non-interest income, offset by a death benefit payout of $1.2 million. The cash surrender value increases recorded in 2005 and 2004 were a result of earnings recorded as non-interest income. The policies owned by Omega are with various insurance companies. The credit rating on the policies varies annually based on the insurance company's investment portfolio returns in their general fund and market conditions. The coverage can be moved from any carrier with no penalties or surrender charges.

9. PREMISES AND EQUIPMENT

Premises and equipment consist of the following (in thousands):

	Estimated Useful Life	December 31, 2006	2005
Land	—	$ 4,760	$ 5,781
Premises and leasehold improvements	5–40 years	32,242	34,031
Furniture, computer software and equipment	3–20 years	28,013	28,587
Construction in progress	—	363	508
		65,378	68,907
Less: accumulated depreciation		(34,517)	(32,910)
Premises and equipment, net		$ 30,861	$ 35,997

Depreciation expense for continuing operations was $3.8 million, $3.2 million and $2.6 million for 2006, 2005 and 2004, respectively. Depreciation expense for discontinued operations was $51,000, $107,000 and $27,000 for 2006, 2005 and 2004, respectively.

10. TIME DEPOSITS

Time deposits consist of the following (in thousands):

	December 31, 2006	2005
Time deposits $100,000 or greater	$ 93,091	$ 94,948
Other time deposits	450,856	467,124
	$543,947	$562,072

Aggregate amount of scheduled maturities of time deposits as of December 31, 2006 include the following (in thousands):

	Time Deposits $100,000 or Greater	Other
Maturing in:		
2007	$69,408	$327,157
2008	7,430	51,459
2009	3,454	26,439
2010	8,435	26,968
2011	4,218	17,964
Later	146	869
	$93,091	$450,856

11. BORROWINGS

Borrowings consist of the following (in thousands):

	December 31, 2006	2005
Short-Term Borrowings:		
Retail repurchase agreements	$53,712	$65,553
Overnight borrowing with Federal Home Loan Bank, at fixed rate of 4.20%	—	14,500
Note payable to Federal Home Loan Bank, with fixed rate of 3.07%	5,000	—
Overnight borrowing with another financial institution with a fixed interest rate of 5.25%	3,400	—
Overnight borrowing with another financial institution with a fixed interest rate of 4.38%	—	5,000
Note payable to another financial institution with a fixed interest rate of 2.84%	3,600	—
Note payable to another financial institution with a fixed interest rate of 2.42%	—	3,600
Note payable to Federal Home Loan Bank, with fixed rate of 2.65%	—	1,500
Total Short-Term Borrowings	$65,712	$90,153
Long-Term Debt:		
Notes payable to Federal Home Loan Bank, with fixed rates between 2.65% and 6.80%	$27,877	$32,732
Note payable to another financial institution with a fixed interest rate of 2.47%	—	3,590
Total Long-Term Borrowings	$27,877	$36,322
ESOP Debt Guarantee	$ 1,481	$ 1,845

Omega has repurchase agreements with several of its depositors, under which customers' funds are invested daily into an interest bearing account. The Corporation carries these funds as short-term debt. It is Omega's policy to have repurchase agreements collateralized 100% with U.S. Government securities. The interest rate paid on these funds is variable and subject to change monthly.

The fixed rate short-term note payable to the Federal Home Loan Bank as of December 31, 2005 in the amount of $5.0 million matured in January 2006 and was renewed at a fixed rate of 5.16% for a term of three years.

Long-term notes payable to the Federal Home Loan Bank have maturities ranging from 2008 through 2019. Omega's current total borrowing capacity with the Federal Home Loan Bank of Pittsburgh is $67.0 million, with $32.9 million drawn as of December 31, 2006. With additional FHLB capital stock purchases, Omega's borrowing capacity could reach approximately $565.7 million The Federal Home Loan Bank is a source of both short-term and long-term funding. The Corporation must maintain sufficient qualifying collateral, as defined, to secure all outstanding advances.

Omega has lines of credit established with various financial institutions for overnight funding needs. These lines provided a total availability of $63.5 million as of December 31, 2006 and $52.5 million as of December 31, 2005, with interest payable at approximately the daily federal funds rate. There was $3.4 million drawn against these credit facilities as of December 31, 2006 and $5.0 million as of December 31, 2005.

Omega also has securities and 1–4 family mortgages pledged at the Federal Reserve Bank Discount Window in the amount of $18.9 million. These overnight lines are typically only utilized by Omega as a last resort as it is normally priced at approximately 100 basis points over the Federal Funds rate.

Omega guarantees debt incurred by the Employee Stock Ownership Plan (ESOP). This loan carries a fixed rate of 5.90% through its maturity date of July 1, 2010, and is collateralized by a mortgage on the Corporation's administration center (see Note 19).

12. JUNIOR SUBORDINATED DEBT AND TRUST PREFERRED SECURITIES

On September 20, 2004, Omega formed Omega Financial Capital Trust I (Capital Trust I). Capital Trust I was formed for the purpose of issuing $36.0 million in Trust Preferred Securities through a pooled trust preferred program. The Trust Preferred Securities were issued and sold in private placement offerings. The proceeds from the sale thereof were invested in Junior Subordinated Deferrable Interest Debentures issued by Omega Financial Corporation. All proceeds from the sale of the Trust Preferred Securities and the common securities issued by Capital Trust I are invested in Junior Subordinated Debentures, which are the sole assets of the Capital Trust I. Capital Trust I pays dividends on the Trust Preferred Securities at the same rate as the distributions paid by Omega on the Junior Subordinated Debentures held by the Capital Trust I. Capital Trust I provides Omega with the option to defer payment of interest on the debentures for an aggregate of 20 consecutive quarterly periods. If this option is used, Omega may not declare or pay dividends on its common stock during any such period. The Trust Preferred Securities are guaranteed by Omega pursuant to a guarantee issued by Omega in favor of the Wilmington Trust as trustee for the trust.

With the Sun acquisition in 2004, Omega now owns Sun Bancorp Statutory Trust I (Sun Trust I), a trust that was formed by Sun for the purpose of issuing $16.5 million in Trust Preferred Securities through a similar pooled trust preferred program. These Trust Preferred Securities were originally issued and sold in private placement offerings, with the proceeds from the sale invested in Junior Subordinated Deferrable Interest Debentures originally issued by Sun. All proceeds from the sale of the Trust Preferred Securities and the common securities issued by Sun Trust I are invested in Junior Subordinated Debentures, which are the sole assets of the Trust. Sun Trust I pays dividends on the Trust Preferred Securities at the same rate as the distributions paid by Omega on the Junior Subordinated Debentures held by the Trust. Sun Trust I provides Omega with the option to defer payment of interest on the debentures for an aggregate of up to 10 consecutive semi-annual periods. If this option is used, Omega may not declare or pay dividends on its common stock during any such period. The Trust Preferred Securities are guaranteed by Omega pursuant to a guarantee issued by Omega in favor of the U.S. Bank as trustee for the trust.

Omega accounts for Capital Trust I and Sun Trust I (collectively the "Trusts") under the provisions of FIN 46. The Trusts are special purpose trusts, formed for the issuance of Trust Preferred Securities to outside investors, and Omega does not absorb a majority of the expected losses or residual returns of the Trusts. The Trusts are not consolidated, and therefore, the Trust Preferred Securities are not included in the Corporation's Consolidated Balance Sheet. The Junior Subordinated Debt obligations to the special purpose trusts are presented as a separate category of long-term debt on the Consolidated Balance Sheet. The equity investment in the common stock of the special purpose trusts is recognized as an investment in unconsolidated subsidiaries on the Consolidated Balance Sheet.

The Trust Preferred Securities and the Junior Subordinated Debt associated with Capital Trust I carry a fixed interest rate of 5.98% through October 18, 2009 and a variable rate equal to LIBOR plus 2.19% thereafter. The securities are redeemable at par at anytime after October 18, 2009. Proceeds from the issuance of the Junior Subordinated Debt were used to fund the Sun Bancorp acquisition on October 1, 2004.

The Trust Preferred Securities and the Junior Subordinated Debt associated with Sun Trust I carry a fixed interest rate of 8.64%. The securities are redeemable at par at anytime after February 22, 2011, and at a declining premium annually of 105.10% to 100%.

The Federal Reserve Board currently allows bank holding companies to include Trust Preferred Securities, up to a certain limit, in Tier 1 Capital. The following table shows Omega's Trust subsidiaries with outstanding Trust Preferred Securities as of December 31, 2006 (in thousands):

	As of December 31, 2006	
	Capital Trust I	Sun Trust I
Trust preferred securities	$36,000	$16,500
Common securities	1,114	511
Junior subordinated debt	37,114	19,079
Stated maturity date	10/18/34	2/22/31
Optional redemption date	10/18/09	Annually beginning 2/22/11 At various redemption prices
Rate	5.98% until October 2009, then LIBOR plus 219 basis points	8.64%

13. OPERATING LEASE OBLIGATIONS

The Corporation has entered into a number of leasing arrangements that are classified as operating leases. The operating leases are for several branch locations, signs, automatic teller machines (ATM), ATM sites and printing equipment. The majority of the branch location and ATM site leases are renewable at the Corporation's option. In addition, future rental payments on many of the branch and ATM site leases are subject to change in relation to fluctuations in the Consumer Price Index. Future minimum lease commitments are based on current rental payments.

The following is a summary of future minimum rental payments for the next five years required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006 (in thousands):

Years Ending December 31,	
2007	$ 553
2008	363
2009	325
2010	184
2011	100
Later years	554
Total minimum payments required	$2,079

Rental expense charged to operations, net of sublease income, was $0.3 million in 2006, 2005 and 2004, which includes short-term cancelable leases. Included in these amounts are net rental income from discontinued operations of $0.1 million in 2006 and 2005, and net rental expense of $.003 million in 2004.

14. GOODWILL AND OTHER INTANGIBLE ASSETS

During 2004, Omega acquired goodwill and additional intangible assets through its acquisition of Sun. Omega has finite-lived intangible assets capitalized on its balance sheet pertaining to core deposit and customer relationships. In 2004, Omega recorded preliminary estimates of fair values of assets acquired, including core deposit intangibles and goodwill of $14.4 million and $157.0 million, respectively. Omega completed its determination of the value of the core deposit intangible in 2005. This revised valuation was lower than originally estimated by $6.5 million; accordingly the value of goodwill was increased by $4.2 million. Additionally, other purchase accounting adjustments recorded during 2005 and 2006 resulted in a decrease to goodwill of $0.2 million. As part of the sale of Sentry Trust in 2006, goodwill was reduced by $1.6 million (see Note 25). Goodwill carried on the balance sheet as of December 31, 2006 was $159.4 million. Impairment testing for goodwill is completed on at least an annual basis.

The original average weighted life of the finite-lived intangibles assets was ten years, and the remaining average weighted life as of December 31, 2006 was eight years. The estimates included in the valuation of the core deposit intangible are generally consistent with the runoff experienced to date on the acquired deposits. None of the intangible assets below were deemed to be impaired as of December 31, 2006.

A summary of intangible assets at December 31 follows (in thousands):

	2006	2005
Core deposit intangible:		
Gross carrying amount	$7,480	$ 7,885
Less: Accumulated amortization	1,839	1,156
Net carrying amount	5,641	6,729
Customer relationship intangibles:		
Gross carrying amount	1,200	2,700
Less: Accumulated amortization	245	307
Net carrying amount	955	2,393
Trade name intangible with finite life:		
Gross carrying amount	—	36
Less: Accumulated amortization	—	30
Net carrying amount	—	6
Total finite-lived intangibles:		
Gross carrying amount	8,680	10,621
Less: Accumulated amortization	2,084	1,493
Net carrying amount	6,596	9,128
Trade name intangible with infinite life:		
Gross carrying amount	$ 130	$ 130

Amortization expense for core deposits and other intangibles recognized in non-interest expense included $1.0 million for the years ended December 31, 2006 and 2005, and $0.4 million for year ended December 31, 2004. Intangible amortization expense projected for the succeeding five years is $0.8 million for each year 2007 through 2011.

15. INCOME TAXES

The components of income tax expense from continuing operations for the three years ended December 31, 2006 were (in thousands):

	2006	2005	2004
Current tax expense	$4,737	$3,755	$3,042
Deferred tax expense	965	2,458	2,315
Total tax expense	$5,702	$6,213	$5,357

Income tax expense related to realized securities gains, which are included in continuing operations, was $0.1 million in 2006, $0.8 million in 2005, and $0.3 million in 2004.

The reasons for the differences between the income tax expense and the amount computed by applying the statutory federal income tax rate to pre-tax earnings are as follows:

	Years Ended December 31,		
	2006	2005	2004
Federal tax at statutory rate	35.0%	35.0%	35.0%
Tax exempt income	(4.2)	(5.0)	(5.6)
Bank-owned life insurance earnings	(3.2)	(2.8)	(2.5)
ESOP stock dividends	(1.2)	(1.1)	(1.4)
Low income housing credits	(4.2)	(4.0)	(1.0)
Other, net	(0.6)	(0.8)	(1.1)
Effective rate	21.6%	21.3%	23.4%

Deductible temporary differences and taxable temporary differences gave rise to a net deferred tax asset for Omega as of December 31, 2006 and 2005. The components giving rise to the net deferred tax asset are detailed below (in thousands):

	December 31,	
	2006	2005
Deferred Tax Assets		
Loan loss reserve	$ 6,273	$ 5,636
Deferred compensation	1,780	1,885
Employee benefits	249	252
Intangible amortization	2,043	2,262
Unrealized net gains on securities	—	660
Low income housing investments	615	450
State net operating loss carryforward	2,464	1,081
Tax credit carryforwards	4,727	6,463
Other	924	643
Total deferred tax assets	19,075	19,332
Allowance for deferred tax assets	(2,692)	(1,081)
Net deferred tax assets	16,383	18,251
Deferred Tax Liabilities		
Depreciation	(1,770)	(2,044)
Unrealized net gains on securities	(168)	—
Purchase accounting adjustments	(1,849)	(2,230)
Leases (net)	(17)	(11)
Other	(78)	(215)
Total deferred tax liabilities	(3,882)	(4,500)
Allowance for deferred tax liabilities	32	—
Net deferred tax liabilities	(3,850)	(4,500)
Net deferred tax asset included in other assets	$12,533	$13,751

The tax credit carryforwards are comprised of general business credits and alternative minimum tax credits. General business credits of $2.1 million can carry forward 20 years and will expire between 2024 and 2026. Alternative minimum tax credits of $2.7 million have an indefinite life.

Omega establishes a valuation allowance when it is more likely than not that the Corporation will not be able to realize the benefit of the deferred tax assets, i.e., when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets. Gross deferred tax assets as of December 31, 2006 and 2005 were reduced by a valuation allowance of $2.7 million and $1.1 million, respectively, related to state income tax net operating losses generated, as utilization of these losses is not likely. The state net operating loss carryforwards will expire in the years 2018 through 2026.

16. SHAREHOLDERS' EQUITY

The Corporation is authorized to issue 5,000,000 shares of preferred stock with a par value of $5.00 per share. The Board has the ability to fix the voting, dividend, redemption and other rights of the preferred stock, which can be issued in one or more series.

In 1990, there were 219,781 shares of Class A cumulative convertible preferred stock issued to Omega's Employee Stock Ownership Plan (ESOP) for a total of $5.0 million. The preferred stock was convertible into Omega's common stock at the rate of 1.575 common shares for one preferred share in certain events. The preferred stock was restricted to the ESOP and could be redeemed by the Corporation at any time. Dividends on the preferred stock were fixed at $1.80 per share per year, and were required to be paid prior to any dividend payments on the common stock. The preferred stock had preference in liquidation over the common stock in the amount of $22.75 per share, plus all dividend arrearages, prior to payments to common shareholders. The holder of the preferred stock was entitled to 1.575 votes for each share held. In 2003, the holder of the preferred stock converted it into 346,155 shares of common stock.

In March of 2004, the Board approved a share repurchase program to begin immediately, authorizing management to buy back an additional 10% of its common stock. At that time, there were 8,483,950 common shares outstanding with 848,395 shares eligible to be repurchased. This program was no longer in effect at December 31, 2004. While the program was in effect, 73,212 shares had been repurchased in conjunction with this program.

As a result of the acquisition of Sun Bancorp, Inc. on October 1, 2004, Omega issued 4,117,116 shares of common stock, of which 1,659,545 were from treasury.

In April of 2005, the Board approved a share repurchase program to begin immediately, authorizing management to buy back an additional 10% of its outstanding common stock, or 1,261,095 shares. During 2005, management repurchased 67,069 shares under this program. This program was no longer in effect at December 31, 2005.

On January 23, 2006, the Board of Directors of Omega Financial Corporation approved a new share repurchase program authorizing the buy back of up to 10% of Omega's outstanding common stock. At that time, there were 12,604,477 common shares outstanding with 1,260,447 shares eligible to be repurchased. As of December 31, 2006, 133,600 shares have been repurchased in conjunction with this program, at an average cost of $31.39 per share. The program will remain in effect until the 10% limit is reached, however the Board of Directors may discontinue it at any time.

17. CALCULATION OF EARNINGS PER SHARE

The following table shows the calculation of earnings per share for the years ended December 31, 2006, 2005 and 2004 (in thousands, except per share data):

	2006	2005	2004
Numerator			
Income from continuing operations	$20,745	$22,763	$17,086
Income (loss) from discontinued operations	(314)	112	(65)
Net Income	$20,431	$22,875	$17,021
Denominator			
Basic weighted-average shares outstanding	12,577	12,601	9,484
Dilutive potential shares from stock-basked compensation	29	40	95
Potential Shares required for contract settlement	4	4	—
Dilutive weighted-average shares outstanding	12,610	12,645	9,579
Earnings per share—Basic			
Income from continuing operations	$ 1.65	$ 1.81	$ 1.80
Income (loss) from discontinued operations	(0.02)	0.01	(0.01)
Net income [1]	$ 1.62	$ 1.82	$ 1.79
Earnings per share—Diluted			
Income from continuing operations	$ 1.65	$ 1.80	$ 1.79
Income (loss) from discontinued operations	(0.02)	0.01	(0.01)
Net Income [1]	$ 1.62	$ 1.81	$ 1.78

[1] Totals may not sum due to rounding

Certain outstanding stock options as of the end of each period presented were not included in the fully diluted earnings per share computation because they would have been antidilutive. The number of stock options was 307,061, 404,275 and 231,118 on December 31, 2006, 2005 and 2004, respectively.

18. COMPREHENSIVE INCOME

Components of other comprehensive income (loss) consist of the following (in thousands):

	Year Ended December 31, 2006		
	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Unrealized gains on available for sale securities:			
Unrealized holding gains arising during the period	$ 2,756	$ (964)	$ 1,792
Less: reclassification adjustment for gains included in net income	(389)	136	(253)
Other comprehensive income	$ 2,367	$ (828)	$ 1,539

	Year Ended December 31, 2005		
	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Unrealized gains on available for sale securities:			
Unrealized holding gains arising during the period	$(4,983)	$1,744	$(3,239)
Less: reclassification adjustment for gains included in net income	(2,327)	814	(1,513)
Other comprehensive income	$(7,310)	$2,559	$(4,752)

	Year Ended December 31, 2004		
	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Unrealized gains on available for sale securities:			
Unrealized holding gains arising during the period	$(1,626)	$ 569	$(1,057)
Less: reclassification adjustment for gains included in net income	(963)	337	(626)
Other comprehensive income	$(2,589)	$ 906	$(1,683)

The basis on which the amount reclassified out of accumulated other comprehensive income into earnings was determined using the average cost method.

19. EMPLOYEE BENEFIT PLANS

Omega Stock Compensation Plans

Omega has six stock-based compensation plans, the Employee Stock Purchase Plan, the Stock Option Plan (1986) (the "1986 Plan"), the 1996 Employee Stock Option Plan (the "1996 Plan"), the 2006 Equity Incentive Plan (the "2006 Plan"), the Non-Employee Director Stock Option Plan (1994) (the "1994 Plan") and the 2004 Stock Option Plan for Non-Employee Directors (the "2004 Plan"). The 1996 Plan replaced the 1986 Plan pursuant to which no options were issuable after 1996. The 2004 Plan replaced the 1994 Plan pursuant to which no options were issuable after 2004. The 2006 Plan replaced the 1996 Plan and the 2004 Plan. The 2006 Plan also authorizes awards of stock, restricted stock, restricted stock units and other equity awards. Awards under the 2006 Plan can also be made to Omega's directors. As of December 31, 2006, no awards have been granted under the 2006 Plan. Omega accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with the fair value method under SFAS No. 148, Omega's net income and earnings per share would have been reduced to the amounts disclosed in Note 1.

These computations were derived using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted in 2005 and 2004. No options were granted by Omega in 2006.

	Employee Stock Purchase Plan	Employee Stock Option Plan (1996)	Director Stock Option Plan
Options Granted in 2005			
Expected life of options	—	6 years	6 years
Risk-free interest rate	—	4.35%	4.35%
Expected volatility	—	35.51%	35.51%
Expected dividend yield	—	3.39%	3.39%

	Employee Stock Purchase Plan	Employee Stock Option Plan (1996)	Director Stock Option Plan
Options Granted in 2004			
Expected life of options	1 year	6 years	9 years
Risk-free interest rate	2.75%	3.63%	3.87%
Expected volatility	25.15%	34.56%	35.09%
Expected dividend yield	3.23%	3.23%	3.23%

The Employee Stock Purchase Plan ("ESPP") is administered by the Compensation Committee ("Committee") of the Omega Board of Directors ("Board"), consisting of members who are not eligible to receive options under the ESPP. The Committee is authorized to grant options to purchase common stock of Omega to all employees of Omega and its subsidiaries who meet certain service requirements. The ESPP qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code. All options granted under the ESPP are immediately vested. For 27 months following the date of the grant, options are exercisable at the lesser of 90% of the fair market value of the shares on the date of grant or 90% of the fair market value on the date of exercise. After 27 months, the options are exercisable at 90% of the fair market value on the exercise date. Outstanding options are scheduled to expire through December 31, 2009. 107,284 ESPP options are outstanding at December 31, 2006 and have a current weighted-average exercise price of $31.85 and a weighted-average remaining contractual life of 2.24 years. All of these options are exercisable.

The 1986 Plan and the 1996 Plan (collectively, the "SOPs") are administered by the Committee, whose members are not eligible to receive options under the SOPs. The Committee determines, among other things, which officers and key employees will receive options, the number of shares to be subject to each option, the option price and the duration of the option. Options vest over one year and are exercisable at the fair market value of the shares at date of grant. These options are scheduled to expire through December 2015. The SOPs option outstanding at December 31, 2006 have exercise prices between $18.78 and $51.64, with a weighted-average exercise price of $32.94 and a weighted-average remaining contractual life of 4.53 years. 455,877 of these options are outstanding and exercisable.

The 1994 Plan and the 2004 Plan (collectively the "Director Plans") are administered by the Board. Options are granted automatically each year to non-employee directors of Omega. Options vest over one year and are exercisable at the fair market value of the shares at the date of grant. These options are scheduled to expire through December 19, 2015. Director Plans options outstanding at December 31, 2006 have exercise prices between $24.10 and $50.75, with a weighted-average exercise price of $32.31 and a weighted-average remaining contractual life of 4.89 years. 23,264 of these options are exercisable; their weighted-average exercise price is $32.31.

Based on terms of the Merger Agreement with Sun Bancorp, all options outstanding from Sun's plans were substituted with Omega options. Conversion was made based upon the stock exchange ratio of 0.664 shares of Omega for 1 share of Sun. Option prices were converted using the same ratio. All options were converted as 100% vested on October 1, 2004, with all remaining terms the same. A total of 257,511 shares were added to Omega's outstanding options as a result of this transaction.

A summary of the status of Omega's six stock-based compensation plans as of December 31, 2006, 2005 and 2004, and changes during the years ending on those dates is presented below:

	2006		2005		2004	
Employee Stock Purchase Plan	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	156,259	$31.82	216,042	$31.40	163,499	$32.42
Granted	—	—	—	—	92,840	31.40
Acquired options	—	—	—	—	32,492	31.16
Exercised	(31,179)	28.18	(35,479)	26.38	(48,778)	29.64
Forfeited	(17,796)	30.81	(24,304)	29.91	(24,011)	28.98
Outstanding at end of year	107,284	31.85	156,259	31.82	216,042	31.40
Options exercisable at year-end	107,284		156,259		216,042	
Weighted-average fair value of options granted during the year	$—		$ —		$ 7.95	

	2006		2005		2004	
Employee Stock Purchase Plan	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	601,460	$31.63	643,719	$31.49	444,981	$29.62
Granted	—	—	24,500	29.79	59,260	37.41
Acquired options	—	—	—		182,887	33.61
Exercised	(120,823)	25.93	(35,941)	21.08	(33,846)	25.55
Forfeited	(24,750)	35.31	(30,818)	39.42	(9,563)	39.53
Outstanding at end of year	455,887	32.94	601,460	31.63	643,719	31.49
Options exercisable at year-end	455,887		601,460		584,459	
Weighted-average fair value of options granted during the year	$—		$10.01		$10.33	

	2006		2005		2004	
Director Stock Option Plans	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	36,210	$32.20	65,171	$31.27	25,000	$29.71
Granted	—	—	3,250	29.79	3,000	33.63
Acquired options					42,132	31.11
Exercised	(1,146)	24.63	(8,591)	23.44	(4,961)	23.44
Forfeited	(11,800)	25.38	(23,620)	32.93	—	
Outstanding at end of year	23,264	32.31	36,210	32.20	65,171	31.27
Options exercisable at year-end	23,264		36,210		62,171	
Weighted-average fair value of options granted during the year	$—		$10.01		$10.53	

Omega Employee Stock Ownership Plan

Omega has an Employee Stock Ownership Plan ("ESOP") for the benefit of employees that meet certain age and service requirements. ESOP transactions are accounted for under SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." As such, all ESOP shares are considered outstanding when calculating earnings per share and dividends paid on ESOP shares are treated the same as those paid on Non-ESOP shares. For the years ended December 31, 2006, 2005 and 2004, expenses incurred under this plan were $1.2 million, $1.4 million and $0.8 million, respectively. The increase in expense in 2005 related to the inclusion of the former employees in the ESOP plan during 2005. The level of annual contributions is based upon a percentage of employee salary expense. Funds obtained through these contributions are primarily used to purchase Omega stock, meet debt service or fund the cash portion of the plan. In 2006, 3,821 shares of Omega stock were acquired at a cost of $0.1 million and $0.04 million was applied to debt service. In 2005, 25,441 shares were acquired at a cost of $0.8 million and $0.04 million was applied to debt service. In 2004, $0.06 million was applied to debt service and no shares of Omega common stock were acquired. At December 31, 2006 the ESOP held 798,908 shares of Omega common stock, which included 346,155 shares from the conversion of 219,781 shares of preferred stock. The converted shares are pledged to secure the loan described in the next paragraph. Of the 346,155 shares of leveraged stock, 285,824 shares have been allocated to participants of the plan as of December 31, 2006, based upon principal repayment of the debt outstanding. Fair value of the 60,331 unallocated shares was $1.9 million. The ESOP is administered by a Board of Trustees and an Administrative Committee appointed by the Board. All of the Trustees are officers, employees, or directors of Omega.

On July 1, 1990, the ESOP entered into a $5.0 million leveraged transaction for the purpose of acquiring 219,781 shares of convertible preferred stock from the Corporation for $22.75 per share. The original term of the loan was for twenty years and carried a fixed interest rate of 10.65% for the first ten years. Thereafter, the ESOP had the option to take a fixed rate or various variable rate options for the remaining term of the loan. Effective January 1, 2003, this loan was refinanced at a fixed rate of 5.90% through its maturity date of July 1, 2010. The loan is collateralized by a mortgage on the Corporation's administration center and the Corporation's guarantee.

In order to meet the future annual debt service of $0.5 million, which includes principal and interest, the ESOP will receive dividends from 346,155 shares of common stock (which was converted from preferred stock in 2003) and the remainder in contributions from the Corporation. In each of the years 2006, 2005 and 2004 the debt service required was $0.5 million, of which $0.1 million represented interest expense incurred by the ESOP. Outstanding ESOP debt as of December 31, 2006 was $1.5 million. Scheduled principal repayments on the ESOP debt are as follows (in thousands):

2007	$396
2008	415
2009	440
2010	230

Defined Contribution Plan

Omega maintains a defined contribution plan for eligible employees, as defined. Employer contributions to the plan totaled $0.2 million in each of the years ended December 31, 2006, 2005 and 2004.

When Sun Bancorp Inc. was acquired on October 1, 2004, a defined contribution plan was in place for employees in that organization. This plan was maintained through December 31, 2004 and subsequently merged into Omega's existing plan as of January 1, 2005. Employer contributions to this plan totaled $0.1 million in 2004.

Supplemental Executive Retirement Plan

The Supplemental Executive Retirement Plan ("SERP") is a non-qualified executive benefit in which the Corporation agrees to pay certain key executives for a specified period of time after retirement. This plan was established in 2000 and replaced the former Executive Supplemental Income Plan. The present value of the supplemental retirement benefits to be paid under the SERP program is being accrued over the estimated remaining service period of the three officers designated to receive these benefits. Accrued liabilities from the discontinued plan were transferred to the SERP, which is included in Other Liabilities. At December 31, 2006 and 2005, the liability for these future obligations was $3.1 million. For the years ended December 31, 2006, 2005 and 2004, $0.3 million, $0.2 million and $0.3 million, respectively, were charged to operations in connection with this program.

Supplemental Director Retirement Plan

With the Sun Bancorp acquisition, Omega assumed liabilities to provide supplemental payments to certain former directors of Guaranty Bank and Steelton Bank. Life insurance contracts are being used to fund this supplemental payment to the former directors. Expense related to this obligation was $0.03 million in 2006 and $0.05 million in 2005. The carrying value of this future obligation included in Other Liabilities is $0.7 million as of December 31, 2006 and 2005.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the Corporation to disclose the estimated fair value of its financial instruments. The fair value disclosures are made based on relevant market information for financial instruments with similar re-pricing characteristics and credit risk and management assumptions. The estimated values do not reflect any premium or discount that may be realized from offering for sale at one time the Corporation's entire holdings of a particular financial instrument.

The following describes the estimated fair value of the Corporation's financial instruments as well as the significant methods and assumptions used to determine these estimated fair values.

Carrying values approximate fair value for cash and due from banks, interest-bearing deposits, federal funds sold, interest receivable, demand deposits, savings deposits, short-term borrowings, other interest bearing liabilities and interest payable given.

Investment Securities—The fair value of investment securities is determined by reference to quoted market prices or dealer quotes (see Note 5).

Commercial, Financial and Agricultural Loans, Real Estate-Commercial Loans and Real Estate-Construction Loans—These loans are made on either a floating, adjustable or fixed rate basis. The estimated fair value of these loans is determined by discounting the future contractual cash flows using rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity or repricing period. The discount rates utilized for these loans are indexed to either the national prime rate or the comparable U.S. Treasury rate. Loans discounted at the prime rate have a spread of approximately –50 to 15 basis points at December 31, 2006 and a spread of approximately 45 to 60 basis points at December 31, 2005. Loans discounted using the U.S. Treasury rate carry a spread of 275 to 325 basis points as of December 31, 2006 and a spread of approximately 265 basis points at December 31, 2005.

Real Estate Mortgage Loans—This category is comprised primarily of residential mortgages that are adjustable rate mortgages (ARMs) or fixed rate mortgages. The estimated fair value of these loans is arrived at by discounting the future contractual cash flows, adjusted for prepayments, at the current market rate for these loans. Prepayments, or acceleration of cash flows, are calculated at speeds at which a pool of loans with similar characteristics would be expected to prepay. The rates utilized for adjustable rate mortgages are equivalent to the U.S. Treasury rate for the same term plus a spread of approximately 275 basis points as of December 31, 2006 and 275 basis points as of December 31, 2005. The market rate for fixed rate mortgages was approximately 6.18% at December 31, 2006 and 6.24% at December 31, 2005.

Home Equity Loans—This category is comprised primarily of fixed rate loans, but does include home equity lines of credit that have floating rates. The fair value of the fixed rate loans is estimated by discounting the future contractual cash flows using rates at which similar loans would be made to borrowers for the same remaining maturity. The discount rate utilized for home equity installment loans is the current national market rate for new mortgages plus a spread of 110 to 155 basis points as of December 31, 2006 and 0 to 50 basis points as of December 31, 2005. Home equity lines of credit are on a floating basis and approximate current market rates.

Personal Loans and Lease Financing—This category is comprised primarily of fixed rate loans, but does include personal lines of credit that have floating rates. The fair value of the fixed rate loans is estimated by discounting the future contractual cash flows. The discount factor for these loans is the current national market rate for a 48-month automobile loan plus a spread of –75 to 100 basis points as of December 31, 2006 and a spread of 15 to 230 basis points as of December 31, 2005. Personal lines of credit are on a floating basis and approximate current market rates.

Fixed Rate Time Deposits—The estimated fair value is determined by discounting the contractual future cash flows, using the rates currently offered for deposits of similar remaining maturities. The rates utilized for time deposits are equivalent to the U.S. Treasury rate for the same term with a spread of –145 to 5 basis points at December 31, 2006 and a spread of –90 to –10 basis points at December 31, 2005.

ESOP Debt—The estimated fair value is determined by discounting the contractual cash flows, using rates currently available to the Corporation for debt with similar terms and remaining maturities.

Junior Subordinated Debentures—The estimated fair value is determined by discounting the contractual cash flows, using rates currently offered to the Corporation for debentures with similar terms and remaining maturities.

Long-Term Debt—The fair value of long-term debt is determined by discounting the contractual cash flows at rates that approximate the current FHLB borrowing rate for borrowings with similar terms and maturity. The appropriate FHLB borrowing rates ranged from 5.43% to 5.53% at December 31, 2006 and 4.85% to 5.01% at December 31, 2005. The carrying amounts of all other borrowings approximate fair value due to the short-term nature of these instruments.

Standby Letters of Credit—The fair value is equal to the premium received at inception of the guarantee.

Many of the fair value estimates presented are based upon the use of assumptions that are inherently subjective in nature. Changes in these assumptions can significantly affect the estimates. In addition, the fair value estimates do not consider the potential income taxes or other expenses that would be incurred in the actual sale of an asset or settlement of a liability. Management does not believe that the aggregate fair value information represents the true underlying value of the Corporation.

Financial Instruments
(In thousands)

	December 31, 2006		December 31, 2005	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
Loans (net of unearned interest):				
Commercial, financial and agricultural	$ 250,906	$ 241,356	$ 271,162	$ 266,869
Real estate—commercial	432,062	422,247	465,724	456,124
Real estate—construction	21,562	21,508	22,000	21,943
Real estate—mortgage	218,104	214,722	242,606	238,949
Home equity	164,800	169,089	137,496	141,898
Personal	45,600	45,160	63,707	63,126
Lease financing	19,358	19,228	12,160	12,079
Allowance for loan losses	(17,344)	—	(15,482)	—
Total loans	$1,135,048	$1,133,310	$1,199,373	$1,200,988
Fixed rate time deposits	$ 530,558	$ 529,027	$ 549,174	$ 545,021
ESOP debt	1,481	1,355	1,845	1,587
Junior subordinated debentures	56,193	58,679	56,692	59,825
Long-term debt	27,877	27,635	36,322	36,008
Standby letters of credit	—	161	—	139
Outstanding loan commitments	—	—	—	—
Unused lines of credit	—	—	—	—

21. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit, financial guarantees, financial options and interest exchange agreements. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated financial statements.

Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making these commitments as it does for on-balance sheet instruments. The Corporation controls the credit risk of its financial options and interest exchange agreements through credit approvals, limits and monitoring procedures; however, it does not generally require collateral for such financial instruments since there is no principal credit risk.

The Corporation had outstanding loan origination commitments aggregating $44.6 million and $45.9 million at December 31, 2006 and 2005, respectively. In addition, the Corporation had $198.2 million and $215.7 million outstanding in unused lines of credit commitments extended to its customers at December 31, 2006 and 2005, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Corporation upon extension of credit is based on management's credit evaluation of the counterparty.

Standby letters of credit are instruments issued by the Corporation that guarantee the beneficiary payment by the bank in the event of default by the Corporation's customer in the non-performance of an obligation or service. Most standby letters of credit are extended for a one-year period. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds collateral supporting those commitments for which collateral is deemed necessary. At December 31, 2006 and 2005, standby letters of credit issued and outstanding amounted to $29.9 million and $26.5 million, respectively. The liability recorded in accordance with FIN 45 representing fair market value of the standby letters of credit at December 31, 2006 and 2005 were $0.2 million and $0.1 million, respectively.

Omega has a diversified loan portfolio; however, at December 31, 2006, there was one industry where concentration of credit equaled 10% or more of total outstanding loans. Outstanding loans in the real estate rental industry totaled $152.3 million, or 13.2% of total outstanding loans. Omega's business activities are geographically concentrated throughout central and northeastern Pennsylvania. A substantial portion of its debtors' ability to honor their obligations is dependent upon the economy in central and northeastern Pennsylvania.

22. RELATED-PARTY TRANSACTIONS

Omega's banks have granted loans to certain officers and directors of Omega and its subsidiaries and to their associates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and in the opinion of management, do not involve more than normal risk of collection. The aggregate dollar amount of these loans was $9.1 million, $19.9 million, and $19.2 million at December 31, 2006, 2005 and 2004, respectively. During 2006, there were $2.8 million of new loans, repayments totaled $11.7 million and loans removed for retired directors totaled $1.9 million. None of these loans were past due, in non-accrual status or restructured at December 31, 2006.

23. COMMITMENTS AND CONTINGENT LIABILITIES

In 2006, the Corporation renewed a five-year agreement to obtain data processing services from an outside service bureau. The agreement provides for termination penalties if the Corporation cancels it prior to the end of the commitment period. If the contract had been canceled as of December 31, 2006, termination penalties of approximately $11.3 million would have been assessed.

The Corporation, from time to time, may be a defendant in legal proceedings relating to the conduct of its banking business. Most of such legal proceedings are a normal part of the banking business, and in management's opinion, the financial condition and results of operations of the Corporation would not be materially affected by the outcome of such legal proceedings. Currently the Corporation does not have any material litigation.

24. REGULATORY MATTERS

The Corporation and its bank subsidiaries are subject to risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. These regulatory capital requirements are administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its bank subsidiary must meet specific capital guidelines that involve quantitative measures of the Corporation's and bank subsidiary's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's and bank subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the bank subsidiary to each maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that Omega and its bank subsidiary meet all capital adequacy requirements to which they were subject.

As of December 31, 2006, the most recent notification from the regulatory banking agencies categorized Omega and its bank subsidiary as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Omega and its bank subsidiary must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. To the knowledge of management, there are no conditions or events since these notifications that have changed the institutions' category.

The table below provides a comparison of Omega and its bank subsidiary's risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated (in thousands):

	Actual		Minimum Requirement for Capital Adequacy Purposes		Minimum Regulatory Requirements to Be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
OMEGA FINANCIAL CORPORATION						
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets)	$227,266	18.9%	$ 96,351	8.0%	$120,438	10.0%
Tier 1 Capital (to Risk Weighted Assets)	212,370	17.6%	48,175	4.0%	72,263	6.0%
Tier 1 Capital (to Average Assets)	212,370	12.3%	69,158	4.0%	86,447	5.0%
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)	$219,125	17.0%	$103,441	8.0%	$129,302	10.0%
Tier 1 Capital (to Risk Weighted Assets)	203,147	15.7%	51,721	4.0%	77,581	6.0%
Tier 1 Capital (to Average Assets)	203,147	11.1%	73,135	4.0%	91,418	5.0%
OMEGA BANK						
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets)	$206,237	17.4%	$ 94,869	8.0%	$118,586	10.0%
Tier 1 Capital (to Risk Weighted Assets)	191,341	16.1%	47,434	4.0%	71,152	6.0%
Tier 1 Capital (to Average Assets)	191,341	11.2%	68,184	4.0%	85,231	5.0%
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)	$201,871	15.8%	$102,032	8.0%	$127,540	10.0%
Tier 1 Capital (to Risk Weighted Assets)	185,893	14.6%	51,016	4.0%	76,524	6.0%
Tier 1 Capital (to Average Assets)	185,893	10.3%	72,259	4.0%	90,324	5.0%

Certain restrictions exist regarding the ability of Omega Bank to transfer funds to Omega in the form of cash dividends, loans and advances. Omega Bank is required to obtain the approval of the Comptroller of the Currency to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years.

Under Federal Reserve restrictions, Omega Bank is limited in the amount it may loan to its affiliates, including Omega. At December 31, 2006, Omega Bank had an aggregate lending limit to affiliates of $31.4 million and no amount was outstanding with Omega.

25. DISCONTINUED OPERATIONS

On September 15, 2006, the Corporation completed the sale of Sentry Trust Company, a non-depository trust company with approximately $450.0 million in assets under management. Proceeds from the sale were $4.9 million, and the Corporation recognized a loss of $0.8 million from the sale, net of tax. The results of Sentry are reflected as discontinued operations in the consolidated statements of income. The related assets and liabilities of Sentry have been segregated as such on the consolidated balance sheet as of December 31, 2005.

The following is a summary of the assets and liabilities of discontinued operations related to the sale of Sentry (in thousands):

	September 15, 2006	December 31, 2005
Assets:		
Premise and equipment	$2,343	$2,394
Goodwill	1,610	1,813
Other intangible	1,233	1,336
Other assets	—	(944)
Total assets	$5,186	$4,599
Liabilities:		
Other liabilities	$ 348	$ 156
Total liabilities	$ 348	$ 156

The following is a summary of the income from discontinued operations for years ended December 31, 2006, 2005 and 2004 (in thousands).

	2006	2005	2004
Other Income:			
Trust fees	$1,606	$ 1,867	$ 408
Investment and insurance product sales	41	112	10
Other	50	0	0
Total other income	1,697	1,979	418
Other Expense:			
Salaries and employee benefits	585	1,173	350
Net occupancy expense	4	22	30
Equipment expense	21	49	12
Pennsylvania shares tax	81	84	0
Amortization of intangible assets	102	160	40
Other	216	410	86
Total other expense	1,009	1,898	518
Income from discontinued operations before taxes	688	81	(100)
Income tax expense	242	(31)	(35)
Income (loss) from discontinued operations	$ 446	$ 112	$ (65)

The following is a summary of the cash flows from discontinued operations for 2006, 2005 and 2004 (in thousands).

	2006	2005	2004
Net cash provided by (used in) operating activities	$ 206	$(23)	$ (43)
Net cash provided by (used in) investing activities	712	(65)	(406)
Net cash provided by (used in) financing activities	(1,430)	600	449
Net increase (decrease) in cash and cash equivalents of discontinued operations	$ (512)	$512	$ —

26. OMEGA FINANCIAL CORPORATION (PARENT COMPANY ONLY)

Financial information (in thousands):

CONDENSED BALANCE SHEETS

(Unaudited)

	December 31,	
	2006	2005
ASSETS:		
Cash	$ 4,883	$ 5,069
Investment in bank subsidiaries	334,935	331,539
Investment in non-bank subsidiaries	37,927	37,297
Investment in unconsolidated subsidiaries	1,625	1,625
Investment securities available for sale	548	968
Premises and equipment, net	4,309	4,506
Other assets	548	80
TOTAL ASSETS	$384,775	$381,084
LIABILITIES:		
Junior subordinated debentures	$ 56,193	$ 56,692
ESOP debt	1,481	1,845
Accounts payable and other liabilities	1,890	4,057
TOTAL LIABILITIES	59,564	62,594
SHAREHOLDERS' EQUITY	325,211	318,490
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$384,775	$381,084

CONDENSED STATEMENTS OF INCOME

(Unaudited)

	Years Ended December 31,		
	2006	2005	2004
INCOME:			
Dividends from:			
Bank subsidiaries	$18,116	$ 40,461	$12,420
Non-bank subsidiaries	2,013	1,663	313
Unconsolidated subsidiaries	120	120	48
Securities available for sale	37	32	7
Fees received from subsidiaries	596	606	577
Other income	(1)	10	8
TOTAL INCOME	20,881	42,892	13,373
EXPENSE:			
Interest expense	4,122	4,354	1,119
Amortization	(597)	(597)	(203)
Salaries and employee benefits	580	674	596
Other	506	569	706
TOTAL EXPENSE	4,611	5,000	2,218
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARIES	16,270	37,892	11,155
Income tax benefit	(1,673)	(1,793)	(865)
	17,943	39,685	12,020
Equity in undistributed net income of subsidiaries	2,488	(16,810)	5,001
NET INCOME	$20,431	$ 22,875	$17,021

CONDENSED STATEMENT OF CASH FLOWS
(Unaudited)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 20,430	$ 22,875	$ 17,021
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	(370)	(326)	119
Gain on sale of assets	1	(10)	—
(Increase) decrease in tax receivable	—	—	(288)
Decrease in interest and other receivable	(34)	(73)	310
Increase (decrease) in taxes payable	(2,155)	(2,205)	—
(Decrease) increase in accounts payable and accrued expenses	(464)	(490)	(11,881)
(Increase) decrease in undistributed earnings of subsidiaries	(2,488)	16,810	(5,001)
Total adjustments	(5,510)	13,706	(16,741)
Net cash provided by operating activities	14,920	36,581	280
Cash flows from investing activities:			
Capital expenditures	(30)	(293)	(128)
Sale of fixed assets and other assets	442	10	—
Net cash paid for acquisition of Sun Bancorp, Inc.	—	—	(43,023)
Investment in unconsolidated subsidiary	—	—	(1,114)
Net cash provided by (used in) investing activities	412	(283)	(44,265)
Cash flows from financing activities:			
Issuance of demand note payable	—	(10,000)	10,000
Issuance of junior subordinated debt	—	—	37,114
Issuance of long-term debt	—	(12,000)	12,000
Principal payments made on debt	—	—	(1,657)
Dividends paid	(15,639)	(15,651)	(11,388)
Net change in interest bearing liabilities	(4)	25	38
Capital contribution to subsidiary	—	—	(2,453)
Tax benefit from preferred stock dividend and stock option activity	279	110	186
Issuance of common stock	4,040	1,904	2,427
Acquisition of treasury stock	(4,194)	(1,864)	(2,488)
Net cash used in financing activities	(15,518)	(37,476)	43,779
Net (decrease) increase in cash and due from banks	$ (186)	$ (1,178)	$ (206)
Cash and due from banks at beginning of period	$ 5,069	$ 6,247	$ 6,453
Cash and due from banks at end of period	4,883	5,069	6,247
Net (decrease) increase in cash and due from banks	$ (186)	$ (1,178)	$ (206)
Income taxes paid	$ 5,650	$ 375	$ 3,620
Interest paid	4,098	4,333	248

27. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2006 and 2005 follow (in thousands, except per share data):

	2006 Quarter Ended			
	March 31[1]	June 30	September 30	December 31
Total interest income	$23,042	$23,690	$24,180	$23,875
Total interest expense	7,930	8,320	8,791	8,680
Net interest income	15,112	15,370	15,389	15,195
Provision for loan losses	120	100	900	2,776
Income from credit activities	14,992	15,270	14,489	12,419
Other income:				
Service fees	2,736	3,041	3,039	2,949
Securities gains	62	176	577	(426)
Other income	3,873	3,474	3,545	5,840
Other expenses:				
Salaries and benefits	7,484	7,308	7,397	7,209
Net occupancy expense	1,105	1,083	1,019	1,111
Equipment expense	1,128	1,143	1,111	1,189
Data processing service	645	673	683	641
Other expenses	4,529	4,820	4,336	4,995
Income before income taxes	6,772	6,934	7,104	5,637
Income tax expense	1,466	1,568	1,638	1,030
Net income from continuing operations	5,306	5,366	5,466	4,607
Discontinued operations:				
Income (loss) from discontinued operations, net of tax	37	125	284	—
Loss on disposal of discontinued operations, net of tax	—	(146)	(393)	(221)
Income (loss) from discontinued operations	37	(21)	(109)	(221)
Net Income	$ 5,343	$ 5,345	$ 5,357	$ 4,386
Basic earnings per share[2]	$ 0.42	$ 0.43	$ 0.43	$ 0.35
Diluted earnings per share	0.42	0.42	0.43	0.35

	2005 Quarter Ended			
	March 31[1]	June 30	September 30	December 31[1]
Total interest income	$22,072	$22,639	$23,150	$23,314
Total interest expense	6,830	7,289	7,541	7,845
Net interest income	15,242	15,350	15,609	15,469
Provision for loan losses	142	180	290	590
Income from credit activities	15,100	15,170	15,319	14,879
Other income:				
Service fees	2,452	2,653	2,741	2,878
Securities gains	988	315	134	656
Other income	4,453	3,724	3,499	3,396
Other expenses:				
Salaries and benefits	7,195	7,324	7,527	7,335
Net occupancy expense	1,073	1,029	1,003	1,102
Equipment expense	1,078	1,019	1,027	1,071
Data processing service	626	621	632	642
Other expenses	4,404	5,092	4,726	4,856
Income before income taxes	8,617	6,777	6,778	6,803
Income tax expense	2,040	1,343	1,388	1,442
Net income from continuing operations	6,577	5,434	5,390	5,361
Discontinued operations:				
Income (loss) from discontinued operations, net of tax	—	(53)	175	(9)
Income (loss) from discontinued operations	—	(53)	175	(9)
Net Income	$ 6,577	$ 5,381	$ 5,565	$ 5,352
Basic earnings per share[2]	$ 0.52	$ 0.43	$ 0.44	$ 0.43
Diluted earnings per share	0.52	0.43	0.44	0.42

[1] Amounts have been reclassified from amounts previously presented in order to reflect discontinued operations.

[2] Totals may not sum due to rounding.

Common Stock Market Prices and Dividends

The common stock of Omega Financial Corporation is listed on the Nasdaq Global Select Market under the symbol OMEF. As of December 31, 2006, the number of shareholders of record of the Corporation's common stock was 4,194.

The following table sets forth, for the periods indicated the high and low sale prices and dividends declared:

	2006			2005		
Quarter Ended	High	Low	Dividends Declared	High	Low	Dividends Declared
March 31	$34.21	$27.88	$0.31	$34.50	$29.40	$0.31
June 30	34.10	28.19	0.31	31.54	27.05	0.31
September 30	32.38	28.12	0.31	33.50	26.55	0.31
December 31	33.50	29.48	0.31	30.94	25.42	0.31

While the Corporation expects to continue its policy of regular quarterly dividend payments, no assurance of future dividend payments can be given. Future dividend payments will depend upon maintenance of a strong financial condition, future earnings and capital, regulatory requirements and compliance with Trust Preferred Securities agreements. See Notes 12 and 24 of the Notes to Consolidated Financial Statements.

Stock Performance Graph

The following graph illustrates the five-year cumulative total return for Omega's Common Stock as compared to The NASDAQ Stock Market Composite Market Index and the Omega Peer Group (described below), assuming an investment of $100 in each on December 31, 2001 and the reinvestment of all dividends.


TOTAL RETURN PERFORMANCE
INDEX VALUE
200
150
100
50
0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Omega Financial Corporation
NASDAQ Composite
Omega Financial Peer Group*

**Source: SNL Financial LC, Charlottesville, VA. Used with permission. All rights reserved.*

**Omega Financial Peer Group consists of commercial banks headquartered in Pennsylvania with total assets between $1-$5 billion. The Peer Group was compiled by SNL Financial and consists of 9 banking institutions: Citizens & Northern Corporation, Community Banks, Inc., First National Community Bancorp, Inc., Harleysville National Corporation, Leesport Financial Corporation, Pennsylvania Commerce Bancorp, Inc., Royal Bancshares of Pennsylvania, Inc., S&T Bancorp, Inc. and Univest Corporation of Pennsylvania. Management believes that the Peer Group selected provides a meaningful comparison because it represents a group of banking institutions that have similar characteristics as Omega and operate within the same geographic area as Omega.*

Corporate Information

INVESTMENT CONSIDERATIONS

In analyzing whether to make, or to continue, an investment in Omega Financial Corporation, investors should consider, among other factors, the information contained in this Annual Report and risk factors and other information more fully described in Omega's Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which can be obtained as described to the right.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Telephone: 800-368-5948
Web site: www.rtco.com
E-mail: info@rtco.com

Stockholders of record may access their accounts via the Internet to review account holdings and transaction history through Registrar and Transfer Company's web site: www.rtco.com.

INFORMATION AVAILABILITY AND ANNUAL REPORT ON FORM 10-K

Information about the Company's financial performance may be found at www.omegafinancial.com. Earnings releases, dividend announcements and other news releases are typically available at this site within ten minutes of issuance. Shareholders wishing to receive e-mail notification each time a news release or corporate event has been posted may arrange to do so by visiting the web site and following the instructions listed under "E-mail Notification."

All reports filed electronically by Omega Financial Corporation with the United States Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are also accessible at no cost on the SEC's web site at www.sec.gov.

Additionally, a copy of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 will be supplied without charge (except for exhibits) upon written request. Please direct all inquiries to Mr. David S. Runk, Secretary, 366 Walker Drive, State College, PA 16801.

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Omega Financial Corporation will be held at 10:00 a.m., Monday, April 23, 2007 at Ramada Inn, 1450 South Atherton Street, State College, PA.

Omega Financial Corporation

BOARD OF DIRECTORS

David B. Lee
Chairman

Carl H. Baxter
President and owner, Baxter Machine Products, Inc.

Maureen M. Bufalino
Senior Vice President and Regional President, Consultant Omega Bank

Philip E. Gingerich
Self-employed Real Estate Appraiser and Consultant, Retired

Jodi L. Green
Shareholder and Director Seligman, Friedman & Company, P.C. Certified Public Accountants and Consultants

Robert A. Hormell
Assistant Director of Susquehanna Economic Development Association—Council of Governments (SEDA-COG)

Donita R. Koval
President and Chief Executive Officer

Stephen M. Krentzman
President and owner, Joe Krentzman & Son, Inc. Scrap Processor and Broker

D. Stephen Martz
Retired Officer, Omega Financial Corporation

Stanton R. Sheetz
President and C.E.O. Sheetz, Inc. Retail Convenience Stores

Robert A. Szeyller
Retired Managing Partner, Pennsylvania Financial Group, Inc. Pension and Insurance Consulting Firm

Dennis Van Benthuysen
President and owner, The Colonial Furniture Company

OFFICERS

David B. Lee
Chairman

Donita R. Koval
President and Chief Executive Officer

Daniel L. Warfel, CPA
Executive Vice President and Chief Financial Officer

David S. Runk
Executive Vice President

Walter Kay
Chief Information Officer

Teresa M. Ciambotti, CFA
Senior Vice President, Corporate Controller and Director of Investor Relations

Byron Mertz, III
Senior Vice President

David N. Thiel
Senior Vice President

Omega Bank

BOARD OF DIRECTORS

David B. Lee, *Chairman*
Carl H. Baxter
Maureen M. Bufalino
Rodney L. Fletcher
Allen E. Gibboney, Esq.
Philip E. Gingerich
Jodi L. Green
Robert A. Hormell
Frederick J. Kissinger
Donita R. Koval
Stephen M. Krentzman
D. Stephen Martz
Stanton R. Sheetz
Robert A. Szeyller
Dennis Van Benthuysen

OFFICERS

David B. Lee
Chairman

Donita R. Koval
President and Chief Executive Officer

Daniel L. Warfel, CPA
Executive Vice President, Chief Financial Officer

David S. Runk
Executive Vice President, Chief Operating Officer

Maureen M. Bufalino
Regional President, Wilkes-Barre Region

Bruce R. Erb, CFP, CTFA
Wealth Management President

Byron Mertz, III
Regional President, Susquehanna Valley Region

John R. Franks, Jr.
Executive Vice President, Branch Administration

Thomas Bixler
Senior Vice President, Commercial Lending

Teresa M. Ciambotti, CFA
Senior Vice President, Corporate Controller

Gary P. Cook
Bank Capital Services President

David N. Thiel
Senior Vice President

MID-PENN INSURANCE ASSOCIATES, INC.

Daniel R. Geise, *President*
Christopher J. Fellon, *Vice President*

BANK CAPITAL SERVICES, SUBSIDIARY OF OMEGA BANK

Gary P. Cook, *President*

OMEGA FINANCIAL MORTGAGE SOLUTIONS, LLC*

Steve DiPangrazio, *Vice President*

*joint venture, not a subsidiary

Corporate Headquarters
Omega Financial Corporation
366 Walker Drive
State College, PA 16801
800-494-1810
814-231-7680
OmegaFinancial.com

Investor Information
Teresa Ciambotti, Senior Vice President
Director of Investor Relations
366 Walker Drive
State College, PA 16801
800-494-1810
814-231-6401
tciambotti@omef.com


OMEGA Financial Corporation

366 WALKER DRIVE
STATE COLLEGE, PA 16801

www.omegafinancial.com

END